SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2019 to 03/31/2019	7
01/01/2018 to 03/31/2018	8
Statement of Value Added	9
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance Sheet - Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
01/01/2019 to 03/31/2019	15
01/01/2018 to 03/31/2018	16
Statement of Value Added	17
Comments on the Company’s Consolidated Performance	18
Notes to the quarterly financial information	31
Comments on the Performance of Business Projections	83
Reports and Statements
Unqualified Independent Auditors’ Review Report	87
Officers Statement on the Financial Statements	89
Officers Statement on Auditor’s Report	90

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 03/31/2019
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	7,409,500
Preferred	0
Total	7,409,500

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		03/31/2019	12/31/2018
1	Total Assets	43,837,828	42,515,849
1.01	Current assets	9,060,067	8,668,688
1.01.01	Cash and cash equivalent	293,986	539,853
1.01.02	Financial investments	775,068	882,997
1.01.02.03	Financial investments at amortized cost	775,068	882,997
1.01.03	Trade receivables	2,235,789	1,965,817
1.01.04	Inventory	4,034,457	3,662,466
1.01.08	Other current assets	1,720,767	1,617,555
1.01.08.03	Others	1,720,767	1,617,555
1.02	Non-current assets	34,777,761	33,847,161
1.02.01	Long-term assets	4,101,910	4,002,570
1.02.01.10	Other non-current assets	4,101,910	4,002,570
1.02.02	Investments	21,010,134	20,232,005
1.02.03	Property, plant and equipment	9,618,041	9,562,973
1.02.03.01	Property, plant and equipment in operation	9,562,435	9.562.973
1.02.03.02	Right of use in progress	55,606	0
1.02.04	Intangible assets	47,676	49,613

CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE
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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		03/31/2019	12/31/2018
2	Total liabilities	43,837,828	42,515,849
2.01	Current liabilities	11,096,854	11,191,230
2.01.01	Payroll and related taxes	139,767	135,255
2.01.02	Trade payables	2,536,172	2,655,091
2.01.03	Tax payables	50,558	116,336
2.01.04	Borrowings and financing	6,214,189	6,474,388
2.01.05	Other payables	2,092,329	1,745,304
2.01.05.02	Others	2,092,329	1,745,304
2.01.05.02.04	Dividends and interests on shareholder´s equity	900,541	900,541
2.01.05.02.05	Advances from clients	75,843	64,416
2.01.05.02.06	Trade payables – Drawee risk	300,947	65,766
2.01.05.02.07	Lease liabilities	20,453	0
2.01.05.02.08	Other obligations	794,545	714,581
2.01.06	Provisions	63,839	64,856
2.01.06.01	Provision for tax, social security, labor and civil risks	63,839	64,856
2.02	Non-current liabilities	23,895,628	22,621,884
2.02.01	Long term Borrowings and financing	18,850,065	17,687,208
2.02.02	Other payables	44,703	24,024
2.02.02.02	Others	44,703	24,024
2.02.02.02.03	Lease liabilities	35,271	0
2.02.02.02.04	Other obligations	9,432	24,024
2.02.03	Deferred Taxes	62,690	17,434
2.02.04	Provisions	4,938,170	4,893,218
2.02.04.01	Provision for tax, social security, labor and civil risks	469,665	538,077
2.02.04.02	Other provisions	4,468,505	4,355,141
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	186,726	191,884
2.02.04.02.04	Pension and healthcare plan	905,119	905,119
2.02.04.02.05	Provision for losses on investments	3,376,660	3,258,138
2.03	Shareholders’ equity	8,845,346	8,702,735
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Profit reserves	3,064,827	3,064,827
2.03.04.01	Legal reserve	189,122	189,122
2.03.04.02	Earnings reserves	2,933,969	2,933,969
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.05	Accumulated profit/(losses)	(7,572)	0
2.03.08	Other comprehensive income	1,215,371	1,065,188

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Parent Company Financial Statements / Statements of Income (R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
3.01	Revenues from sale of goods and rendering of services	3,021,217	3,028,977
3.02	Costs from sale of goods and rendering of services	(2,833,088)	(2,337,373)
3.03	Gross profit	188,129	691,604
3.04	Operating expenses/income	308,308	1,632,771
3.04.01	Selling expenses	(120,144)	(154,662)
3.04.02	General and administrative expenses	(56,117)	(73,543)
3.04.04	Other operating income	219,694	1,938,914
3.04.05	Other operating expenses	(284,595)	(103,815)
3.04.06	Equity in results of affiliated companies	549,470	25,877
3.05	Profit before financial income (expenses) and taxes	496,437	2,324,375
3.06	Financial income (expenses)	(458,764)	(392,862)
3.06.01	Financial income	101,370	30,326
3.06.02	Financial expenses	(560,134)	(423,188)
3.06.02.01	Net exchange differences over financial instruments	(72,099)	(1,996)
3.06.02.02	Financial expenses	(488,035)	(421,192)
3.07	Profit (loss) before taxes	37,673	1,931,513
3.08	Income tax and social contribution	(45,245)	(459,650)
3.09	Profit (loss) from continued operations	(7,572)	1,471,863
3.11	Profit (loss) for the year	(7,572)	1,471,863
3.99	Earnings per share – (Reais / Share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	(0.00551)	1.08454
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	(0.00551)	1.08454

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Parent Company Statements / Statement of Comprehensive Income (R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
4.01	(Loss) profit for the year	(7,572)	1,471,863
4.02	Other comprehensive income	150,183	(1,531,466)
4.02.01	Actuarial (loss) /gain over pension plan of affiliates, net of taxes	30	30
4.02.02	Cumulative translation adjustments for the year	(21,804)	37,958
4.02.03	Fair value through other comprehensive income	0	(1,559,680)
4.02.04	Gain (loss) on cash flow hedge accounting	(18,440)	(18,646)
4.02.05	Realization of cash flow hedge accounting reclassified to income statement	184,217	13,732
4.02.06	Gain (Loss) on net investment hedge from investments in affiliates	6,180	(4,860)
4.03	Comprehensive income for the year	142,611	(59,603)

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method (R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
6.01	Net cash from operating activities	(948,165)	4,361,055
6.01.01	Cash from operations	82,028	582,035
6.01.01.01	Profit (loss) for the period	(7,572)	1,471,863
6.01.01.02	Financial charges in borrowing and financing raised	349,039	383,382
6.01.01.03	Financial charges in borrowing and financing granted	(12,414)	(9,680)
6.01.01.04	Depreciation, depletion and amortization	158,007	142,547
6.01.01.05	Equity in results of affiliated companies	(549,470)	(25,877)
6.01.01.06	Deferred tax	45,256	459,650
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	(69,429)	3,946
6.01.01.08	Exchange differences, net	261,128	30,811
6.01.01.09	Write-off and net reversal losses	13,542	16
6.01.01.10	Provision for environmental liabilities and decommissioning of assets	(5,158)	(6,389)
6.01.01.11	Shares classified as fair value through profit or loss	(127,653)	(1,936,389)
6.01.01.12	Charges on lease liabilities	965	0
6.01.01.13	Provision (Reversal) for consumption and services	19,504	62,285
6.01.01.14	Eletrobrás monetary correction	1,715	0
6.01.01.15	Other provisions	7,998	5,870
6.01.02	Changes in assets and liabilities	(1,030,193)	3,779,020
6.01.02.01	Trade receivables - third parties	16,862	3,037
6.01.02.02	Trade receivables - related parties	(275,407)	(70,816)
6.01.02.03	Inventories	(371,991)	(185,409)
6.01.02.04	Receivables - related parties/Dividends	(635)	4,141,385
6.01.02.05	Tax assets	(54,342)	(53,572)
6.01.02.06	Judicial deposits	(11,405)	(12,502)
6.01.02.09	Trade payables	(118,919)	374,701
6.01.02.10	Trade payables – Drawee risk	235,181	36.831
6.01.02.11	Payroll and related taxes	4,512	(11,908)
6.01.02.12	Taxes in installments – REFIS	(65,858)	24,933
6.01.02.13	Payables to related parties	(6,136)	(11,489)
6.01.02.15	Interest paid	(368,593)	(462,122)
6.01.02.16	Interest received	0	1,522
6.01.02.19	Others	(13,462)	4,429
6.02	Net cash used in investing activities	(104,805)	(86,620)
6.02.01	Investments/Advance for future capital increase	(4,847)	(10,033)
6.02.02	Purchase of property, plant and equipment	(158,189)	(77,246)
6.02.05	Intercompany loans granted	(49,698)	(36,362)
6.02.06	Intercompany loans received	0	8,429
6.02.08	Financial Investments, net of redemption	107,929	(10,785)
6.02.09	Cash received from the sale of Usiminas shares	0	39,377
6.03	Net cash used in financing activities	807,103	(3,746,350)
6.03.01	Borrowings and financing	2,246,890	0
6.03.02	Borrowings and financing – related parties	1,581,639	0
6.03.03	Transaction Costs	(28,810)	(24,025)
6.03.04	Amortization of borrowings and financing	(2,763,750)	(440,899)
6.03.05	Amortization of borrowings and financing - related parties	(222,553)	(3,281,426)
6.03.02	Amortization of leases	(6,313)	0
6.05	Increase (decrease) in cash and cash equivalents	(245,867)	528,085
6.05.01	Cash and equivalents at the beginning of the year	539,853	393,504
6.05.02	Cash and equivalents at the end of the year	293,986	921,589

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2019 to 03/31/2019
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735
5.03	Adjusted opening balances	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735
5.05	Total comprehensive income	0	0	0	(7,572)	150,183	142,611
5.05.01	Profit (loss) for the period	0	0	0	(7,572)	0	(7,572)
5.05.02	Other comprehensive income	0	0	0	0	150,183	150,183
5.05.02.04	Translation adjustments for the year	0	0	0	0	(21,804)	(21,804)
5.05.02.06	Actuarial gains/(Losses) on pension plan, net of taxes	0	0	0	0	30	30
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	0	0	0	0	165,777	165,777
5.05.02.08	(Loss) / gain on foreign investments	0	0	0	0	6,180	6,180
5.07	Closing balance	4,540,000	32,720	3,064,827	(7,572)	1,215,371	8,845,346

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2018 to 03/31/2018
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373
5.03	Adjusted opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373
5.05	Total comprehensive income	0	0	0	1,471,863	(1,531,466)	(59,603)
5.05.01	Profit (loss) for the period	0	0	0	1,471,863	0	1,471,863
5.05.02	Other comprehensive income	0	0	0	0	(1,531,466)	(1,531,466)
5.05.02.04	Translation adjustments for the year	0	0	0	0	37,958	37,958
5.05.02.06	Actuarial gains/(Losses) on pension plan, net of taxes	0	0	0	0	30	30
5.05.02.07	Available-for-sale assets, net of taxes	0	0	0	0	(1,559,680)	(1,559,680)
5.05.02.08	(Loss) / gain on cash flow hedge accounting, net of taxes	0	0	0	0	(4,914)	(4,914)
5.05.02.09	(Loss) / gain on foreign investments	0	0	0	0	(4,860)	(4,860)
5.07	Closing balance	4,540,000	30	0	180,174	2,247,566	6,967,770

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Parent Company Financial Statements / Statement of Value Added
(R$ thousand)
		Year to date	Previous year
Code	Description	01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
7.01	Revenues	3.901.138	5,679,845
7.01.01	Sales of products and rendering of services	3.751.792	3,750,436
7.01.02	Other revenues	127.754	1,936,419
7.01.04	Allowance for (reversal of) doubtful accounts	21.592	(7,010)
7.02	Raw materials acquired from third parties	(3,373,861)	(2,716,816)
7.02.01	Cost of sales and services	(3,060,346)	(2,433,300)
7.02.02	Materials, electric power, outsourcing and other	(304,580)	(285,278)
7.02.03	Impairment/recovery of assets	(8,935)	1,762
7.03	Gross value added	527.277	2,963,029
7.04	Retentions	(158,007)	(142,547)
7.04.01	Depreciation, amortization and depletion	(158,007)	(142,547)
7.05	Wealth created	369,270	2,820,482
7.06	Value added received	657,660	84,720
7.06.01	Equity in results of affiliated companies	549,470	25,877
7.06.02	Financial income	101,370	30,326
7.06.03	Others	6,820	28,517
7.06.03.01	Others and exchange gains	6,820	28,517
7.07	Wealth for distribution	1,026,930	2,905,202
7.08	Wealth distributed	1,026,930	2,905,202
7.08.01	Personnel	347,839	298,847
7.08.01.01	Salaries and wages	241,697	220,044
7.08.01.02	Benefits	70,631	62,275
7.08.01.03	Severance payment (FGTS)	35,511	16,528
7.08.02	Taxes, fees and contributions	119,424	680,901
7.08.02.01	Federal	60,064	604,936
7.08.02.02	State	59,360	75,962
7.08.02.03	Municipal	0	3
7.08.03	Remuneration on third-party capital	567,239	453,591
7.08.03.01	Interest	488,035	421,192
7.08.03.02	Leases	1,030	2,212
7.08.03.03	Others	78,174	30,187
7.08.03.03.01	Others and exchange losses	78,174	30,187
7.08.04	Remuneration on Shareholders' capital	(7,572)	1,471,863
7.08.04.03	Retained earnings (accumulated losses)	(7,572)	1,471,863

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter	Previous Year
		03/31/2019	12/31/2018
1	Total Assets	49,952,506	47,327,524
1.01	Current assets	13,825,742	12,014,483
1.01.01	Cash and cash equivalent	2,702,077	2,248,004
1.01.02	Financial investments	778,608	895,713
1.01.02.03	Financial investments measured at amortized cost	778,608	895,713
1.01.03	Trade receivables	2,835,396	2,078,182
1.01.04	Inventory	5,665,830	5,039,560
1.01.08	Other current assets	1,843,831	1,753,024
1.01.08.03	Others	1,843,831	1,753,024
1.02	Non-current assets	36,126,764	35,313,041
1.02.01	Long-term assets	4,419,990	4,382,389
1.02.01.03	Financial investments measured at amortized cost	7,829	7,772
1.02.01.07	Deferred tax assets	69,465	89,394
1.02.01.10	Other non-current assets	4,342,696	4,285,223
1.02.02	Investments	5,791,267	5,630,613
1.02.03	Property, plant and equipment	18,682,759	18,046,864
1.02.03.01	Property, plant and equipment in operation	18,052,983	18.046.864
1.02.03.02	Right of use in progress	629,776	0
1.02.04	Intangible assets	7,232,748	7,253,175

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		03/31/2019	12/31/2018
2	Total liabilities	49,952,506	47,327,524
2.01	Current liabilities	12,077,635	11,438,552
2.01.01	Payroll and related taxes	261,717	248,185
2.01.02	Trade payables	3,228,213	3,408,056
2.01.03	Tax payables	535,681	251,746
2.01.04	Borrowings and financing	5,415,138	5,653,439
2.01.05	Other payables	2,530,746	1,770,623
2.01.05.02	Others	2,530,746	1,770,623
2.01.05.02.04	Dividends and interests on shareholder´s equity	932,005	932,005
2.01.05.02.05	Advances from clients	563,002	137,418
2.01.05.02.06	Trade payables – Drawee risk	300,947	65,766
2.01.05.02.07	Lease liabilities	45,742	0
2.01.05.02.08	Other provisions	689,050	635,434
2.01.06	Provisions	106,140	106,503
2.01.06.01	Provision for tax, social security, labor and civil risks	106,140	106,503
2.02	Non-current liabilities	27,624,483	25,875,532
2.02.01	Long term Borrowings and financing	22,887,556	23,173,635
2.02.02	Other payables	2,259,172	227,328
2.02.02.02	Others	2,259,172	227,328
2.02.02.02.03	Advances from clients	1,469,166	0
2.02.02.02.04	Lease liabilities	587,496	0
2.02.02.02.05	Other payables	202,510	227,328
2.02.03	Deferred tax liabilities	667,907	601,731
2.02.04	Provisions	1,809,848	1,872,838
2.02.04.01	Provision for tax, social security, labor and civil risks	615,371	685,953
2.02.04.02	Other provisions	1,194,477	1,186,885
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	289,358	281,766
2.02.04.02.04	Pension and healthcare plan	905,119	905,119
2.03	Consolidated Shareholders’ equity	10,250,388	10,013,440
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Profit reserves	3,064,827	3,064,827
2.03.04.01	Legal reserve	189,122	189,122
2.03.04.02	Earnings reserves	2,933,969	2,933,969
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.05	Accumulated profit/(losses)	(7,572)	0
2.03.08	Other comprehensive income	1,215,371	1,065,188
2.03.09	Profit attributable to the non-controlling interests	1,405,042	1,310,705

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Consolidated Financial Statements / Statements of Income (R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
3.01	Revenues from sale of goods and rendering of services	6,005,466	5,065,950
3.02	Costs from sale of goods and rendering of services	(4,021,495)	(3,684,743)
3.03	Gross profit	1,983,971	1,381,207
3.04	Operating expenses/income	(803,252)	1,257,703
3.04.01	Selling expenses	(573,484)	(456,503)
3.04.02	General and administrative expenses	(120,181)	(107,573)
3.04.04	Other operating income	228,952	1,945,587
3.04.05	Other operating expenses	(364,372)	(148,659)
3.04.06	Equity in results of affiliated companies	25,833	24,851
3.05	Profit before financial income (expenses) and taxes	1,180,719	2,638,910
3.06	Financial income (expenses)	(635,099)	(593,704)
3.06.01	Financial income	111,314	42,896
3.06.02	Financial expenses	(746,413)	(636,600)
3.06.02.01	Net exchange differences over financial instruments	(113,564)	(113,344)
3.06.02.02	Financial expenses	(632,849)	(523,256)
3.07	Profit (loss) before taxes	545,620	2,045,206
3.08	Income tax and social contribution	(458,857)	(558,711)
3.09	Profit (loss) from continued operations	86,763	1,486,495
3.11	Consolidated Profit (loss) for the year	86,763	1,486,495
3.11.01	Profit attributable to the controlling interests	(7,572)	1,471,863
3.11.02	Profit attributable to the non-controlling interests	94,335	14,632
3.99.01	Basic earnings per share
3.99.01.01	Common shares	(0.00551)	1.08454
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	(0.00551)	1.08454

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Consolidated Financial Statements / Statement of Comprehensive Income (R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
4.01	Consolidated profit (loss) for the year	86,763	1,486,495
4.02	Other comprehensive income	150,183	(1,531,466)
4.02.01	Actuarial gains over pension plan of affiliates, net of taxes	30	30
4.02.02	Cumulative translation adjustments for the year	(21,804)	37,958
4.02.03	Fair value through other comprehensive income	0	(1,559,680)
4.02.04	Gain (loss) on cash flow hedge accounting	(18,440)	(18,646)
4.02.05	Realization of cash flow hedge accounting reclassified to income statement	184,217	13,732
4.02.06	Gain (Loss) on hedge of net investment in foreign operations.	6,180	(4,860)
4.03	Consolidated comprehensive income for the year	236,946	(44,971)
4.03.01	Attributed to controlling Shareholders	142,611	(59,603)
4.03.02	Attributed to non-controlling Shareholders	94,335	14,632

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

		Year to date	YTD previous year
Code	Description	01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
6.01	Net cash from operating activities	1,185,970	459,217
6.01.01	Cash from operations	1,018,203	863,868
6.01.01.01	Profit (loss) attributable to the controlling interests	(7,572)	1,471,863
6.01.01.02	Profit (loss) attributable to the non-controlling interests	94,335	14,632
6.01.01.03	Financial charges in borrowing and financing raised	465,928	462,685
6.01.01.04	Financial charges in borrowing and financing granted	(13,946)	(11,175)
6.01.01.05	Depreciation, depletion and amortization	328,070	315,872
6.01.01.06	Equity in in results of affiliated companies	(25,833)	(24,851)
6.01.01.07	Deferred tax	89,039	438,797
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(69,853)	1,046
6.01.01.09	Monetary variations and Exchange differences, net	241,297	51,488
6.01.01.11	Shares classified as fair value through profit or loss	(127,653)	(1,936,389)
6.01.01.12	Write-off and net reversal losses	13,712	1,780
6.01.01.13	Provision (Reversal) for consumption and services	8,853	41,533
6.01.01.14	Provision for environmental liabilities and decommissioning of assets	7,592	(3,270)
6.01.01.15	Charges on lease liabilities	4,957	0
6.01.01.16	Eletrobrás monetary correction	(1,715)	0
6.01.01.17	Others	10,992	39,857
6.01.02	Changes in assets and liabilities	167,767	(404,651)
6.01.02.01	Trade receivables - third parties	(713,057)	112,946
6.01.02.02	Trade receivables - related parties	(92,283)	(24,304)
6.01.02.03	Inventories	(653,465)	(420,862)
6.01.02.04	Receivables - related parties	447	(10,408)
6.01.02.05	Tax assets	(41,211)	(1,156)
6.01.02.06	Judicial deposits	(11,569)	(12,443)
6.01.02.08	Trade payables	(170,461)	510,034
6.01.02.09	Trade payables – Drawee risk	235,181	36,831
6.01.02.10	Payroll and related taxes	14,014	(19,827)
6.01.02.11	Taxes in installments – REFIS	282,973	1,673
6.01.02.12	Payables to related parties	(30,173)	2.553
6.01.02.13	Adiantamento de clientes minério de ferro	1,935,831	0
6.01.02.14	Interest paid	(590,621)	(617,864)
6.01.02.16	Others	2,161	38,176
6.02	Net cash used in investing activities	(220,750)	(213,570)
6.02.02	Purchase of property, plant and equipment	(313,530)	(223,270)
6.02.03	Acquisition of intangible assets	(49)	0
6.02.04	Receivable/(payable) from derivative financial instruments	372	0
6.02.07	Intercompany loans granted	(40,643)	(36,362)
6.02.08	Intercompany loans received	16,796	-
6.02.09	Financial Investments, net of redemption	117,048	6,685
6.02.10	Cash received from the sale of Usiminas shares	0	39,377
6.03	Net cash used in financing activities	(514,817)	(1,423,065)
6.03.01	Borrowings and financing raised	2,465,845	1,320,776
6.03.02	Transaction cost	(28,810)	(51,156)
6.03.03	Amortization of borrowings and financing	(2,939,145)	(2,190,683)
6.03.04	Dividends paid	0	(502,002)
6.03.05	Amortization of lease	(12,707)	0
6.04	Exchange rate on translating cash and cash equivalents	3,670	0
6.05	Increase (decrease) in cash and cash equivalents	454,073	(1,177,418)
6.05.01	Cash and equivalents at the beginning of the year	2,248,004	3,411,572
6.05.02	Cash and equivalents at the end of the year	2,702,077	2,234,154,

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2019 to 03/31/2019
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735	1,310,705	10,013,440
5.03	Adjusted opening balances	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735	1,310,705	10,013,440
5.05	Total comprehensive income	0	0	0	(7,572)	150,183	142,611	94,335	236,946
5.05.01	Profit (loss) for the year	0	0	0	(7,572)	0	(7,572)	94,335	86,763
5.05.02	Other comprehensive income	0	0	0	0	150,183	150,183	0	150,183
5.05.02.04	Translation adjustments for the year	0	0	0	0	(21,804)	(21,804)	0	(21,804)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	0	0	0	0	30	30	0	30
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	0	0	0	0	165,777	165,777	0	165,777
5.05.02.08	(Loss) / gain on hedge of net investment in foreign operations	0	0	0	0	6,180	6,180	0	6,180
5.06	Internal changes in shareholders’ equity	0	0	0	0	0	0	2	2
5.06.04	Non-controlling interests in affiliates	0	0	0	0	0	150,183	2	2
5.07	Closing balance	4,540,000	32,720	3,064,827	(7,572)	1,215,371	8,845,346	1,405,042	10,250,388

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2018 to 03/31/2018
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229
5.03	Adjusted opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229
5.05	Total comprehensive income	0	0	0	1,471,863	(1,531,466)	(59,603)	14,632	(44,971)
5.05.01	Profit (loss) for the year	0	0	0	1,471,863	-	1,471,863	14,632	1,486,495
5.05.02	Other comprehensive income	0	0	0	0	(1,531,466)	(1,531,466)	0	(1,531,466)
5.05.02.04	Translation adjustments for the year	0	0	0	0	37,958	37,958	0	37,958
5.05.02.06	Actuarial gains on pension plan, net of taxes	0	0	0	0	30	30	0	30
5.05.02.07	Available-for-sale assets, net of taxes	0	0	0	0	(1,559,680)	(1,559,680)	0	(1,559,680)
5.05.02.08	(Loss) / gain on cash flow hedge accounting, net of taxes	0	0	0	0	(4,914)	(4,914)	0	(4,914)
5.05.02.09	(Loss) / gain on hedge of net investment in foreign operations	0	0	0	0	(4,860)	(4,860)	0	(4,860)
5.06	Internal changes in shareholders’ equity	0	0	0	0	0	0	(19,638)	(19,638)
5.06.04	Non-controlling interests in affiliates	0	0	0	0	0	0	(19,638)	(19,638)
5.07	Closing balance	4,540,000	30	0	180,174	2,247,566	6,967,770	1,255,850	8,223,620

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Consolidated Financial Statements / Statements of Value Added
(R$ thousand)
		Year to date	Previous year
Code	Description	01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
7.01	Revenues	6,948,101	7,781,869
7.01.01	Sales of products and rendering of services	6,795,881	5,850,130
7.01.02	Other revenues	131,521	1,940,033
7.01.04	Allowance for (reversal of) doubtful debts	20,699	(8,294)
7.02	Raw materials acquired from third parties	(4,677,204)	(3,950,032)
7.02.01	Cost of sales and services	(3,742,381)	(3,238,366)
7.02.02	Materials, electric power, outsourcing and other	(893,674)	(705,475)
7.02.03	Impairment/recovery of assets	(41,149)	(6,191)
7.03	Gross value added	2,270,897	3,831,837
7.04	Retentions	(328,070)	(315,872)
7.04.01	Depreciation, amortization and depletion	(328,070)	(315,872)
7.05	Wealth created	1,942,827	3,515,965
7.06	Value added received	95,823	11,346
7.06.01	Equity in results of affiliated companies	25,833	24,851
7.06.02	Financial income	111,314	42,896
7.06.03	Others	(41,324)	(56,401)
7.06.03.01	Others and exchange gains	(41,324)	(56,401)
7.07	Wealth for distribution	2,038,650	3,527,311
7.08	Wealth distributed	2,038,650	3,527,311
7.08.01	Personnel	610,988	557,720
7.08.01.01	Salaries and wages	457,968	436,222
7.08.01.02	Benefits	108,793	100,501
7.08.01.03	Severance payment (FGTS)	44,227	20,997
7.08.02	Taxes, fees and contributions	631,219	896,795
7.08.02.01	Federal	551,594	796,634
7.08.02.02	State	74,681	94,051
7.08.02.03	Municipal	4,944	6,110
7.08.03	Remuneration on third-party capital	709,680	586,301
7.08.03.01	Interest	632,849	523,256
7.08.03.02	Leases	5,342	6,425
7.08.03.03	Others	71,489	56,620
7.08.03.03.01	Others and exchange losses	71,489	56,620
7.08.04	Remuneration on Shareholders' capital	86,763	1,486,495
7.08.04.03	Retained earnings (accumulated losses)	(7,572)	1,471,863
7.08.04.04	Non-controlling interests in retained earnings	94,335	14,632

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Comments on the Company’s Consolidated Performance

1Q19 Earnings Release

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the first quarter of 2019 (1Q19), which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. All comments presented herein refer to the Company’s consolidated results for the first quarter of 2019 (1Q19) and comparisons refer to the fourth quarter of 2018 (4Q18) and the first quarter of 2018 (1Q18), unless otherwise stated. The real/U.S. dollar exchange rate was R$3.8967 on 03/30/2019 and R$3.8748 on 12/31/2018.

Operating and Financial Highlights

•        Adjusted EBITDA totaled R$1,724MM, up 39% over 1Q18 and 11% over 4Q18. The EBITDA margin increased 4.2p.p., to 27.7%, fueled by the strong mining performance.

•        Mining EBITDA reached R$1,259MM, 51% more than in 4Q18, with an increase of around 68% in EBITDA/ton in the segment, thanks to better realized prices.

•        4% growth in the volume of steel sales in the domestic market in relation to 1Q18, with maintenance of the level of coated products.

•        The leverage ratio fell 0.48x, from 4.55x in 4Q18 to 4.07x, thanks to higher EBITDA and lower debt.

Highlights	1Q18	4Q18	1Q19	Change
1Q19	x	1Q18	1Q19	x	4Q18

Steel sales (thousand t)	1,277	1,181	1,175	(8%)	(0%)
- Domestic market	782	835	811	4%	(3%)
- Subsidiaries abroad	436	299	340	(22%)	14%
- Exports	60	46	24	(60%)	(48%)

Iron ore sales (thousand t)	7,474	9,889	8,859	19%	(10%)
- Domestic market	1,309	1,366	1,169	(11%)	(14%)
- Exports	6,165	8,523	7,690	25%	(10%)

Consolidated results (R$ million)
Net revenue	5,066	6,051	6,005	19%	(1%)
Gross profit	1,381	2,052	1,984	44%	(3%)
Adjusted EBITDA¹	1,242	1,560	1,724	39%	11%

Adjusted net debt²	26,508	26,616	25,772	(3%)	(3%)
Adjusted cash and cash equivalents²	3,070	3,274	3,601	17%	10%
Net debt/adjusted EBITDA	5.82x	4.55x	4.07x	-1.75x	-0.48x

¹Adjusted EBITDA is calculated based on net profit/loss, plus depreciation and amortization, income tax, net financial result, share of profit (loss) of investees and other operating income (expenses), and includes the proportionate share of EBITDA of the jointly-owned subsidiaries MRS Logística and CBSI. It includes the Company’s stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI.

²Adjusted net debt and the adjusted cash position include the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBS excluding Forfaiting and drawee risk operations.

CSN’s Consolidated Results

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•        Net revenue totaled R$6,005 million in 1Q19, up 19% over 1Q18 and down 1% from 4Q18. It remained in line with 4Q18, thanks to the improvement in the performance of the mining operations and steel seasonality.

•        In 1Q19, the cost of goods sold totaled R$4,021 million, 9% more than in 1Q18 and 0.5% higher than in 4Q18. Compared to 4Q18, we saw an increase in slab costs in the Steel segment, due the end of blast furnace number 3 campaign, while mining showed a decrease in the COGS due to the lower sales volume.

•        Gross profit stood at R$1,984 million in 1Q19, 3% less than in 4Q18. The gross margin fell 0.9p.p. from 4Q18, to 33% in 1Q19, due to an increase in steel costs, partially offset by the mining performance.

•        General and administrative expenses totaled R$120 million, with a dilution from 2.1% (1Q18) to 2.0% (1Q19) of net revenue. Selling expenses amounted to R$573 million, or 9.5% of net revenue, 0.5p.p. more than in 1Q18 (9.0% of net revenue), due to the greater proportion of the transoceanic freight of iron ore in the CIF modality.

•        Net other income (expenses) was an expense of R$135 million in 1Q19, mainly driven by the recognition of the hedge accounting result and other expenses, partially offset by the appreciation of Usiminas shares.

•        The net financial result was an expense of R$635 million in 1Q19. Financial expenses (ex-exchange variation) edged up to R$633 million, as a result of the non-recurring increase in other financial expenses related to new issue, partially offset by a decline in the cost of debt.

Financial Result (R$ million)	1Q18	4Q18	1Q19
Financial result – IFRS	(594)	510	(635)
Financial revenue	43	884	111
Financial expenses	(637)	(374)	(746)
Financial expenses (ex-exchange rate variation)	(523)	(589)	(633)
Result with exchange rate variation	(113)	215	(114)
Monetary and exchange rate variation	(138)	535	(126)
Hedge accounting	24	(319)	12
Derivative result	1	(1)	-

¹ The financial result includes the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI as of December 2015.

•        CSN’s share of profit of investees was a positive R$26 million in 1Q19, versus a positive R$25 million in 1Q18, remaining flat as a result of stable results at MRS.

Share of Profit (Loss) of Investees (R$ million)	1Q18	4Q18	1Q19	Change
1Q19	x	1Q18	1Q19	x	4Q18
MRS Logística	33	54	43	30%	(20%)
CBSI	1	1	1	-	-
TLSA	(3)	(4)	(6)	100%	50%
Arvedi Metalfer BR	0	(1)	-	-	-
Eliminations	(6)	(10)	(12)	100%	20%
Share of profit of investees	25	40	26	4%	(35%)

•         CSN recorded a net profit of R$87 million in 1Q19, versus a net profit of R$1,772 million in 4Q18.

Adjusted EBITDA (R$ million)	1Q18	4Q18	1Q19	Change
1Q19	x	1Q18	1Q19	x	4Q18
Net profit (loss) for the period	1,486	1,772	87	(94%)	(95%)
(-) Depreciation	305	285	306	0%	7%
(+) Income tax and social contribution	559	89	459	(18%)	416%
(-) Net financial result	594	(510)	635	7%	-
EBITDA (CVM Instruction 527)	2,944	1,636	1,487	(49%)	(9%)
(+) Other operating income (expenses)	(1,797)	(188)	135	-	-
(+) Share of profit (loss) of investees	(25)	(40)	(26)	4%	(35%)
(-) Proportionate EBITDA of jointly-owned subsidiaries	119	153	127	7%	(17%)
Adjusted EBITDA	1,242	1,560	1,724	39%	11%

¹The Company discloses adjusted EBITDA excluding interests in investments and other operating income (expenses) in the belief that these items should not be considered when calculating recurring operating cash flow.

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•        Adjusted EBITDA amounted to R$1,724 million in 1Q19, versus R$1,242 million in 1Q18, due to an increase in the share of mining, while the adjusted EBITDA margin was 27.7%, 4.2p.p. higher year on year.

Adjusted EBITDA (R$ MM) and Adjusted EBITDA Margin (%)

¹The adjusted EBITDA margin is calculated as the ratio between adjusted EBITDA and adjusted net revenue, considering the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI as of December 2015.

Free Cash Flow

Operating cash flow, as measured by free cash flow, was negative by R$493 million, influenced by the temporary increase in working capital in the steel and mining sectors, to be reversed in the coming quarters.

Free Cash Flow R$MM	1Q19 Free Cash Flow R$MM

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¹Our working capital includes changes in net current capital, excluding the impacts of the exchange rate variation and an advance from our customer Glencore.

Debt

On 03/30/2019, consolidated net debt totaled R$25,772 million, while the net debt/EBITDA ratio, calculated based on LTM adjusted EBITDA, stood at 4.09x, 1.73x less than in 1Q18.

Debt (R$MM) and Net Debt/Adjusted EBITDA(x)

Foreign Exchange Exposure

The net FX exposure + perpetual bond of our consolidated balance sheet on 3/30/2019 was US$726 million, as shown in the table below. It should be noted that the net foreign exchange exposure includes a liability of US$1.0 billion in line item “Loans and Financing” related to the perpetual bond, which, due to its nature, will not require disbursement to settle the principal amount in the foreseeable future.

The hedge accounting adopted by CSN correlates projected export inflows in dollars with part of the scheduled debt payments in the same currency. Therefore, the exchange variation of the dollar-denominated debt is temporarily booked under shareholders’ equity, being recorded in the income statement when dollar revenues from exports are received.

Foreign Exchange Exposure	03/31/2018	12/31/2018	03/30/2019
(in thousands of U.S. dollars)	IFRS	IFRS	IFRS
Cash	244	377	99
Accounts receivable	322	358	486
Other	4	9	7
Total assets	571	743	593
Loans and financing	(4,236)	(4,117)	(4,053)
Trade payables	(175)	(175)	(125)
Other payables	(5)	(4)	(3)
Total liabilities	(4,417)	(4,295)	(4,181)

Natural foreign exchange exposure (assets - liabilities)	(3,846)	(3,552)	(3,589)
Derivatives, net	-
Cash flow hedge accounting	1,307	2,076	1,862
Net foreign exchange exposure	(2,539)	(1,476)	(1,726)
Perpetual bond	1,000	1,000	1,000
Net foreign exchange exposure excluding perpetual bond	(1,539)	(476)	(726)

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Investments

Investments totaled R$313 million in 1Q19, moving up 40% over 1Q18, due to investments related to scheduled stoppage of blast furnace number 3 in the steel segment and the tailings filtering plants in the mining segment, which will enable efficiency gains in steel production and 100% processing of the production without the need to use dams in the end of 2019.

Investments (R$ million)	1Q18	4Q18	1Q19	2017	2018
Steel	65	271	160	481	637
Mining	116	174	118	378	505
Cement	23	30	14	118	79
Logistics	18	26	17	76	84
Other	2	5	4	12	12
Total investments - IFRS	223	507	313	1,065	1,319

Working capital

To calculate working capital, CSN adjusts its assets and liabilities as shown below:

•        Accounts receivable: excludes dividends receivable, advances to employees and other receivables;

•        Inventories: includes estimated losses and excludes spare parts, which are not part of the cash conversion cycle, and will later be booked under property, plant and equipment;

•        Prepaid taxes: composed only of the portion of income tax and social contribution included in recoverable taxes;

•        Taxes payable: composed of taxes payable under current liabilities plus taxes in installments;

•        Advances from customers: sub-account of other liabilities recorded under current liabilities; and

•        Suppliers: Includes Drawee Risk

Accordingly, working capital invested in the business totaled R$3,344 million in 1Q19, an increase of R$967MM in relation to 4Q18, due to temporary increases in inventories and accounts receivable. Specifically, Blast Furnace #3 shutdown increased the slab inventory in anticipation of the period of lower production, while the growth in accounts receivable was due to iron ore sales concentrated at the end of the period, aiming to obtain better realized prices.

Working Capital (R$ million)	1Q18	4Q18	1Q19	Change
1Q19	x	1Q18	1Q19	x	4Q18
Assets	6,252	6,480	7,797	1,544	1,317
Accounts receivable	2,146	2,078	2,835	689	757
Inventories	4,064	4,393	4,952	888	559
Prepaid taxes	42	9	9	(33)	(0)
Liabilities	3,869	4,103	4,452	584	349
Trade payables	3,253	3,445	3,529	276	84
Payroll and related taxes	233	248	262	29	14
Taxes payable	288	272	555	268	283
Advances from customers	95	137	106	11	(31)
Working capital	2,383	2,377	3,344	961	967

Average Term (days)	1Q18	4Q18	1Q19	Change
1Q19	x	1Q18	1Q19	x	4Q18
Amounts received	33	27	37	4	10
Amounts paid	79	78	79	-	1
Inventories	99	99	111	12	12
Financial cycle	53	48	69	16	21

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Results by Segment

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Energy and Cement.  The main assets and/or companies comprising each segment are presented below:

Net Revenue by Segment – 1Q19 (R$ million)

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Adjusted EBITDA by Segment – 1Q19 (R$ million)

1Q19 Result	Steel	Mining	Port logistics	Railway logistics	Energy	Cement	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	3,605	2,079	52	335	70	120	(255)	6,005
Domestic market	2,567	245	52	335	70	120	(629)	2,760
Foreign market	1,038	1,834	-	-	-	-	374	3,245
COGS	(3,222)	(870)	(47)	(261)	(61)	(138)	577	(4,021)
Gross profit	383	1,209	5	74	9	(18)	322	1,984
SG&A	(197)	(42)	(9)	(27)	(7)	(21)	(390)	(694)
Depreciation	157	92	7	92	4	32	(79)	306
Proportionate EBITDA of jointly-owned subsidiaries	-	-	-	-	-	-	127	127
Adjusted EBITDA	344	1,259	3	138	6	(7)	(19)	1,724

4Q18 Result	Steel	Mining	Port logistics	Railway logistics	Energy	Cement	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	3,768	1,843	72	398	103	145	(278)	6,051
Domestic market	2,718	300	72	398	103	145	(768)	2,969
Foreign market	1,050	1,542	-	-	-	-	490	3,082
COGS	(3,057)	(1,054)	(48)	(275)	(77)	(149)	662	(3,998)
Gross profit	711	789	24	123	26	(4)	384	2,052
SG&A	(266)	(42)	(9)	(34)	(7)	(31)	(541)	(929)
Depreciation	150	88	6	66	4	27	(56)	285
Proportionate EBITDA of jointly-owned subsidiaries	-		-	-	-	-	153	153
Adjusted EBITDA	594	835	21	156	23	(8)	(60)	1,560

1Q18 Result	Steel	Mining	Port logistics	Railway logistics	Energy	Cement	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	3,674	1,152	66	331	91	131	(378)	5,066
Domestic market	2,291	219	66	331	91	131	(612)	2,515
Foreign market	1,384	933	-	-	-	-	234	2,551
COGS	(2,900)	(795)	(46)	(244)	(66)	(125)	493	(3,685)
Gross profit	774	356	20	87	24	5	115	1,381
SG&A	(234)	(21)	(10)	(23)	(7)	(20)	(249)	(564)
Depreciation	150	106	4	65	4	27	(51)	305
Proportionate EBITDA of jointly-owned subsidiaries	-	-	-	-	-	-	119	119
Adjusted EBITDA	690	442	14	128	22	12	(66)	1,242

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CSN’s Steel Results

According to the World Steel Association (WSA), global crude steel production totaled 444.1 million tons (Mton) in 1Q19, 4.5% more than in 1Q18. Asia produced 312.9 Mton in 1Q19, 7.0% more than in 1Q18, while output in the European Union fell 2.0% and production in North America declined 4.0% in the same period.

According to the Brazilian Steel Institute (IABr), domestic sales totaled 2.8 million tons in the first two months of 2019, down 0.7% less from the same period last year. Apparent consumption reached 3.2 million tons in the same period, a 1.2% year-on-year decline. Brazilian crude steel production reached 5.6 million tons, a 0.5% increase over the first two months of 2018.

•       CSN’s slab production reached 830,000 tons in 1Q19, down 18% from 4Q18, due to higher maintenance shutdowns associated with the end of the Blast Furnace #3 campaign, and other reforms scheduled for the next quarter. In this period, CSN acquired 200,000 tons of slabs from third parties to maintain production of rolled products stable in 1Q19.

Steel Production	1Q18	4Q18	1Q19	Change
(in thousands of tons)				1Q19	x	1Q18	1Q19	x	4Q18
Total slabs (UPV - President Vargas Steelwork + third parties)	1,050	1,021	1,030	(2%)			1%
Slab production	1,050	1,013	830	(21%)			(18%)
Third-party slabs	-	8	200	-			2,339%
Total flat rolled products	978	927	927	(5%)			(0%)
Total long rolled products	40	53	51	28%			(3%)

•        In 1Q19, total sales reached 1,175,000 tons, in line with 4Q18, due to the delay in the economic recovery observed in the first months of the year.

Sales Volume - Steel

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•

In 1Q19, CSN’s domestic steel sales came to 811,000 tons, 3% lower than in 4Q18, due to seasonality. According to the National Institute of Steel Distributors (INDA), distribution purchases increased 1.2% in 1Q19 over 1Q18. Imports closed 1Q19 at 305,900 tons, up 1.1% over 1Q18.

•

Foreign steel sales amounted to 364,000 tons in 1Q19, up 5% over 4Q18, and the comparison as 1Q18 is impaired by the sale of the plant in Terra Haute. In this period, 24,000 tons were exported directly and 340,000 tons were sold by foreign subsidiaries, of which 30,000 tons by LLC, 226,000 tons by SWT and 84,000 tons by Lusosider.

•

In 1Q19, CSN maintained a high share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix. Sales of coated products, such as galvanized items and tin plates, accounted for 48% of flat steel sales, considering all the markets in which the Company operates. In the foreign market, the share of coated products in flat steel sales remained stable at 89% in 1Q19.

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According to ANFAVEA (National Association of Automobile  Manufacturers), the production of automobiles, light commercial vehicles, trucks and buses reached 695,730,000 units in the first quarter of 2019, a decline of 0.58% from 1Q18 and an increase of 1.50% over 4Q18. Exports showed a weaker performance, with 104,562,000 vehicles sold, a decrease of 42% versus 1Q18. Anfavea expects vehicle production to grow 9.0%, to 3.14 million units, in 2019.

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials grew 2.9% in March 2019 over the same month in  2018. The association maintains its expectation that sales of building materials will grow 2.0% in 2019.

According to IBGE (Brazilian Institute of Geography and Statistics), home appliance production moved up 1.5% in the twelve months ended February 2019 compared to the same period last year.

•

Net revenue from steel operations reached R$3,605 million in 1Q19, 4% lower than in 4Q18. This was due to the reflection of seasonality, as well as the delay in economic recovery. In the domestic market, average steel prices fell 3% compared to the previous quarter.

•	In 1Q19, the cost of goods sold increased 5.3% over 4Q18, to R$3,222 million, mainly due to lower productivity of blast furnace number 3.
•

Slab production cost reached R$2,061/t in 1Q19, 14% higher than in 4Q18, fueled by higher spending on iron ore, driven by a sharp price increase and the scheduled stoppage of blast furnace number 3, which reduced slab production.

•

Adjusted EBITDA totaled R$344 million in 1Q19, 41% lower than in 4Q18, driving the EBITDA margin to 9.5% in 1Q19.  The efficiency gains expected after the scheduled stoppage of blast furnace number 3 should be felt partially as of 3Q19 and fully as of 4Q19, taking the profitability of the business unit to its historical standard.

CSN’s Mining Results

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In 1Q19, there was a significant reduction in the transoceanic supply of iron ore, addition to the maintenance of the strong growth of the Chinese economy and robust demand in the infrastructure and civil construction sectors had a positive impact on steel production, reflecting higher raw material prices. In this context, the commodity's price averaged US$82.70/dmt (Platts, Fe62%, N. China) in 1Q19, up 15.5% over the previous quarter.

In regard to maritime freight, the BCI-C3 (Tubarão-Qingdao) route recorded an average of US$13.94/wmt in 1Q19, a decline of 24% compared to the prior quarter mainly driven by lower demand for ships in the period, as a result of a reduction in the supply of ore.

•        In 1Q19, CSN’s iron ore production totaled 8.2 million tons, up 34% higher year on year, due to the removal of bottlenecks from the start of filtration operations. Iron ore purchases reached 1,530,000 tons in 1Q19, up 3% over 1Q18.

•        CSN sold 8.9 million tons of iron ore in 1Q19, 19% more than in 1Q18, with 1.2 million tons sold to the Presidente Vargas Steelworks and the remaining volume sold in Asia and Europe.

Mining Production Volume and Sales	1Q18	4Q18	1Q19	Change
(in thousands of tons)	1Q19	x	1Q18	1Q19	x	4Q18
Iron ore production	6,129	7,382	8,190	34%	11%
Iron ore purchased from third parties	1,487	2,478	1,530	3%	(38%)
Total production + purchases	7,616	9,860	9,719	28%	(1%)
Sales to UPV	1,309	1,366	1,169	(11%)	(14%)
Volume sold to third parties	6,165	8,523	7,690	25%	(10%)
Total sales	7,474	9,889	8,859	19%	(10%)

Production and sales volumes include our 100% stake in CSN Mineração.

•        In 1Q19, net revenue from mining reached R$2,079 million, 13% higher than in the previous quarter, fueled by a 12% upturn in realized prices. The Platts 62 index reached US$82.70/dmt, up 16% in the quarter, while the CIF + FOB realized price stood at US$70.6/wmt, up 12% over the previous period.

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•        The cost of goods soldin the Mining segment came to R$870 million in 1Q19, down 17% from 4Q18, due to an increase in iron ore production and a decline in purchases of ore from third parties.

•       The EBITDA margin reached 61% in 1Q19, up 15.2p.p. over 4Q18, while EBITDA came to R$1,259 million in 1Q19, up 51% over 4Q18, due to the higher price, the higher proportion of own production and lower costs, leading to a substantial increase in EBITDA/ton.

CSN’s Logistics Results

Railway Logistics: Net revenue stood at R$335 million in 1Q19, generating EBITDA of R$138 million, accompanied by an EBITDA margin of 41%.

Port Logistics: Sepetiba Tecon shipped 162,000 tons of steel products and 1,000 tons of general cargo, in addition to handling around 43,000 containers and 56,000 tons of bulk cargo in 1Q19. Net revenue reached R$52 million, generating EBITDA of R$3 million, with an EBITDA margin of 6%.

Sepetiba TECON Highlights	1Q18	4Q18	1Q19	Change
				1Q19	x	1Q18	1Q19	x	4Q18
Container volume (thousand units)	65	63	43	(33%)			(32%)
Steel volume (thousand tons)	219	162	162	(26%)			0%
General cargo volume (thousand tons)	31	19	1	(98%)			(96%)
Bulk volume (thousand tons)			56	-			-

CSN’s Energy Results

According to EPE (Energy Research Company), electricity consumption in Brazil increased 4.6% in February 2019 compared to the same month last year. Electricity consumption fell 2.1% in the industrial segment, but grew a substantial 9.2% and 7.2%, respectively, in the residential and commercial segments.

In 1Q19, net revenue from energy operations totaled R$70 million, EBITDA stood at R$6 million and the EBITDA margin was 9%.

CSN’s Cement Results

In the first three months of 2019, domestic cement sales totaled 12.7 million, according to preliminary date of SNIC (National Cement Industry Association). This amount represents a 1.3% increase over the same period in 2018. Also according to SNIC (National Cement Industry Association), the 1Q19 sales result was slightly above estimates, supporting an optimistic scenario with projected growth of 3% for 2019.

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In 1Q19, CSN’s cement sales declined 7% compared to the same quarter in 2018. Net revenue totaled R$120 million and EBITDA was negative by R$7 million, due to reduced sales volume and lower dilution of fixed costs.

Capital Market

CSN’s shares appreciated 76.44% in 1Q19, while the IBOVESPA moved up 11.78%. Daily traded volume (CSNA3) on B3 averaged R$192 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) appreciated 69.14%, while the Dow Jones climbed 11.06%. On the NYSE, daily traded volume of CSN’s ADRs (SID) averaged US$15.4 million.

4Q18		1Q19
Number of shares (in thousands)	1,387,524	1,387,524
Market cap
Closing price (R$/share)	8.84	16.25
Closing price (US$/ADR)	2.23	4.11
Market cap (R$ million)	12,265	20,841
Market cap (US$ million)	3,094	5,314
Total return including dividends and interest on equity
CSNA3	(5.05%)	76.44%
SID	(2.19%)	69.14%
Ibovespa	11.78%	4.84%
Dow Jones	(13.47%)	11.06%
Volume
Daily average (thousand shares)	8,042	15,184
Daily average (R$ thousand)	74,976	191,925
Daily average (thousand ADRs)	1,958	4,473
Daily average (US$ thousand)	4,764	15,417
Source: Bloomberg

CONSOLIDATED SALES VOLUME (in thousands of tons)

1Q18	4Q18	1Q19	Change
1Q19	x	1Q18	1Q19	x	4Q18
Flat steel	737	791	760	23	(31)
Slab	-	(0)	-	-	-
Hot rolled	271	284	293	22	9
Cold rolled	157	159	155	(2)	(4)
Galvanized	242	279	244	2	(35)
Tin plates	67	69	68	1	(1)
UPV long steel	45	44	51	6	7
DOMESTIC MARKET	782	835	811	29	(24)

1Q18	4Q18	1Q19	1Q19	x	1Q18	1Q19	x	4Q18
Flat steel	280	152	137	(143)	(15)
Hot rolled	35	12	10	(25)	(2)
Cold rolled	17	7	6	(11)	(1)
Galvanized	191	89	96	(95)	7
Tin plates	37	44	26	(11)	(18)
Long steel (profiles)	216	193	226	10	33
FOREIGN MARKET	496	345	364	(132)	19

1Q18	4Q18	1Q19	1Q19	x	1Q18	1Q19	x	4Q18
Flat steel	1,017	943	897	(120)	(46)
Slab	-	(0)	-	-	-
Hot rolled	306	295	303	(3)	8
Cold rolled	174	166	161	(13)	(5)
Galvanized	433	368	340	(93)	(28)
Tin plates	104	113	94	(10)	(19)
UPV long steel	45	44	51	6	7
Long steel (profiles)	216	193	226	10	33
TOTAL MARKET	1,277	1,181	1,175	(102)	(6)

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(Expressed in thousands of reais – R$, unless otherwise stated)

1.      DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional (“CSN”), also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) segments as follows:

•      Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany aimed at gaining markets and providing excellent services to end consumers. Its steel is used in home appliances, civil construction and automobile industries.

•      Mining:

The production of iron ore is developed in the city of Congonhas, State of Minas Gerais, by subsidiary CSN Mineração.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through Terminal de Carvão e Minérios do Porto de Itaguaí – (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in the state of Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by providing services to CSN’s steel segment. The Company´s mining activities also comprise exploitation of tin in the State of Rondônia, to supply the needs of the UPV. The surplus of these raw materials is sold to subsidiaries and third parties.

The Company's mining activities utilize tailings dams for which all appropriate measures are taken to mitigate the risks inherent to the handling and disposal of the tailings and to comply with current environmental legislation. It is important to reiterate that operating without dependence on these dams is a priority in our mining activities, for which investments of around R$ 250 million in dry stacking technology have already been made. In this context, it is expected that CSN Mineração will be fully processing the tailings in the dry process by the end of 2019, subject to revision of projects and expected deadlines, proper operation of equipment and unforeseen delays. As a consequence of these measures, decommissioning of dams is the natural way of processing dry tailings.

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All of our dams, both mining and hydroelectric dams, are positively certified and comply with the environmental legislation in force.

•      Cement:

CSN entered in the cement market boosted by the synergy between this new activity and its existing businesses. Next to the UPV in Volta Redonda (RJ) is installed the new business unit CSN Cimentos, which produces CP-III type of cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arcos unit, located in the State of Minas Gerais, to satisfy the needs of UPV and the cement plant. Additionally, the operation clinker production line is located in Arcos/MG. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

•      Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the Southeast Railway System of the former Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which has the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the rail links of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II), still under construction and FTL being responsible for the rail links of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

Ports:

The Company operates in the State of Rio de Janeiro, through its subsidiary Sepetiba Tecon S.A., the Container Terminal (“TECON”) and through its subsidiary CSN Mineração S.A.(“CSN Mineração”), TECAR, both at the Itaguaí Port. Locate in the Bay of Sepetiba, they have privileged highway, railroad and maritime access.

At TECON, shipment of CSN´s steel products, movement of containers, storage, consolidation and deconsolidation of cargo are carried out and, at TECAR, the shipment of iron ore to overseas market and the unloading of coal and other products, such as petroleum coke, sulfur and zinc concentrate for our own use and for several customers.

•      Energy:

As energy is fundamental to its production process, the Company has electric energy generation assets to guarantee its self-sufficiency.

Note 25 - “Segment Information” details the financial information per CSN´s business segment.

•      Going Concern

The interim financial information was prepared based on the normal continuity of its business.

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The negotiations are in constant progress for reprofiling part of the debts do not jeopardize the Company's operating continuity and Management does not have any other relevant operational restructuring plan that implies a change to the conclusion of the operational continuity. Further disclosures on the bases for evaluating the operational continuity were made in the disclosures of this subject included in the financial statements of December 31, 2018, approved by Management on february 20, 2019.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation and declaration of conformity

The consolidated and parent company condensed interim financial information (“condensed quarterly information”) have been prepared and are being presented in accordance with accounting practices adopted in Brazil based on the provisions of the Brazilian Corporate Law, pronouncements, guidelines and interpretations issued (CPC), approved by CVM, besides the own standards issued by the Brazilian Securities and Exchange Commission (“CVM”) and International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information of the interim financial statements, and only this information, is being disclosed and corresponds to the information used by the Company's management in its activities

The condensed interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

The significant accounting policies applied in this condensed interim financial information are consistent with the policies described in Note 02 to the Company’s financial statements for the year ended December 31, 2018, filed with CVM.

This condensed interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2018.

Therefore, in this condensed interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 09 - Investments

Note 16 - Taxes in installments

Note 17 - Provision for tax, social security, labor, civil and environmental risks and judicial deposits

Note 27 – Employee benefits

Note 28 – Commitments

The parent company and consolidated condensed interim financial information was approved by Management on May 8, 2019.

2.b) Basis of presentation

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The consolidated condensed interim financial information is presented in thousands of reais (R$), which is the Company’s principal functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when items are remeasured. The asset and liability balances are translated at the exchange rates prevailing at the end of the reporting period. As of March 31, 2019, US$1 is equivalent to R$3.8967 (R$3.8748 as of December 31, 2018) and €1 is equivalent to R$4.3760 (R$4.4390 as of December 31, 2018), according to the rates obtained from the Central Bank of Brazil website.

2.c) Basis of consolidation

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the period ended March 31, 2019 and year ended December 31, 2018 include the following direct and indirect subsidiaries and joint ventures, as well as the exclusive funds, as described below:

•                  Companies

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	Equity interests (%)
Companies	03/31/2019	12/31/2018	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Management of funds and securities portfolio
CSN Mineração S.A.	87.52	87.52	Mining and Equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	91.69	91.69	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
Aceros México CSN (1)	-	0.08	Commercial representation, steel sales and related activities
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development projects

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.99	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100.00	100.00	Commercial representation
CSN Mining Holding, S.L	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	87.52	87.52	Commercial representation
Aceros México CSN (1)	-	99.92	Commercial representation, steel sales and related activities
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda	87.52	87.52	Commercial and representation of products
Companhia Siderurgica Nacional, LLC	100.00	100.00	Import and distribution /resale of products

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Equity interests and product sales and iron ore
Transnordestina Logística S.A.	46.30	46.30	Railroad logistics

Indirect interest in joint ventures: equity method
MRS Logística S.A.	16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

 (*) Dormant companies, therefore, they are presented in note 9.a., where information on companies accounted for under the equity method and fair value through profit or loss and comprehensive income is disclosed;

•                  Events in 2018

1. Transfer of 1% stake in Aceros Mexico CSN from CSN Steel to Companhia Siderúrgica Nacional occurred on February 1, 2018. On September 18, 2018, CSN Steel increased the capital of Aceros Mexico CSN, diluting the direct interest of Companhia Siderúrgica Nacional to 0.08%, with CSN Steel holding 99.92%. On February 1, 2019, the Federal Taxpayers' Registry was canceled and, therefore, the settlement process of Aceros Mexico CSN was terminated, however, before third parties and for the purposes of commercial law, the settlement was retroactive to September 18, 2018;

•                  Exclusive funds

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	Equity interests (%)
Exclusive funds	03/31/2019	12/31/2018	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

3. ADOPTION OF NEW ACCOUNTING PRACTICES

•        IFRS 16/CPC 06(R2) - Leases

The Company applied as of January 1, 2019, IFRS 16/CPC 06 (R2) – Leases.

As a result, the Company started to recognize in its financial statements the right to use the assets and liabilities of lease arrangements.

The Company opted to apply the modified retrospective approach, recognizing the cumulative effect as an adjustment in the opening balance. For existing contracts on the date of the initial adoption, the right to use was recognized for the amount equal to the lease liability, which was measured at the present value of the future fixed obligations provided for in the contract.

The company applied the exemption provided for in the standard for the non-recognize of the right of use and lease liability for contract with a term of not more than twelve months and that has a low value.

The present value of the lease liabilities was calculated using the interest rate implicit in the contracts and in and in its absence, the Company chose to use the average rate of fundraising.

The effects of the recognition of the standard can be observed in notes 10 and 14.a.

4.      CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Current
Cash and cash equivalents
Cash and banks	413,573	1,124,714	27,660	37,323

Short-term investments
In Brazil:
Government securities	637	10,247	137	477
Private securities	2,140,113	609,480	175,473	410,036
	2,140,750	619,727	175,610	410,513
Abroad:
Time deposits	147,754	503,563	90,716	92,017
Total short-term investments	2,288,504	1,123,290	266,326	502,530
Cash and cash equivalents	2,702,077	2,248,004	293,986	539,853

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The funds available established in Brazil, are basically invested in repurchase agreements and Bank Certificate of Deposit (“CDBs”) and yield interest based on the floating of Certificates of Interbank Deposits (“CDI”) and government securities are basically repurchase agreements backed by National Treasury Notes. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF). The Company invests part of the resources through the investments considered exclusive, and their financial statements were consolidated into the Company’s statements. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF).

A significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits in top rated banks abroad and the returns are based on fixed interest rates.

5.      FINANCIAL INVESTMENTS

		Consolidated			Parent Company
	Current		Non-Current		Current
	03/31/2019	12/31/2018	03/31/2019	12/31/2018	03/31/2019	12/31/2018
CDB - Certificate of bank deposit (1)	774,095	882,376			774,095	882,376
Government securities (2)	4,513	13,337			973	621
Time Deposit (3)			7,829	7,772
	778,608	895,713	7,829	7,772	775,068	882,997

1.     Financial investment linked to Bank Certificate of Deposit to secure a letter of guarantee.

2.     Investments in National Treasury Bills (LFT) managed by its exclusive funds.

3.     Investments in Time Deposit in custody to cover additional expenses of the sale of LLC.

6.      TRADE RECEIVABLES

		Consolidated		Parent Company
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Trade receivables
Third parties
Domestic market	1,427,314	1,369,396	1,115,355	1,094,323
Foreign market	1,439,153	852,821	93,425	141,484
	2,866,467	2,222,217	1,208,780	1,235,807
Allowance for doubtful debts	(216,671)	(237,352)	(155,263)	(176,855)
	2,649,796	1,984,865	1,053,517	1,058,952
Related parties (Note 18 a)	185,600	93,317	1,182,272	906,865
	2,835,396	2,078,182	2,235,789	1,965,817

In accordance with the internal sales policy the Group carries out transactions of assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the receivables and becomes entirely free from the credit risk of the transaction. In March 31, 2019, this transaction in the consolidated totals R$33,701 (R$ 46,210 as of December 31, 2018) and in the Parent Company R$28,650 (R$40,849 as of December 31, 2018).

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The gross balance of receivables from third parties is comprised as follows:

	Consolidated		Parent Company
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Current	2,242,463	1,514,847	728,508	758,433
Past-due up to 30 days	106,027	177,287	29,863	48,705
Past-due up to 180 days	15,037	47,684	10,180	8,361
Past-due over 180 days	502,940	482,399	440,229	420,308
	2,866,467	2,222,217	1,208,780	1,235,807

The movements in the Company’s allowance for doubtful debts are as follows:

		Consolidated		Parent Company
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Opening balance	(237,352)	(191,979)	(176,855)	(140,392)
Estimated losses	(4,453)	(53,706)	(3,511)	(39,042)
Recovery of receivables	25,134	8,333	25,103	2,579
Closing balance	(216,671)	(237,352)	(155,263)	(176,855)

7.      INVENTORIES

		Consolidated		Parent Company
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Finished goods	1,598,028	1,362,981	1,110,728	951,529
Work in progress	1,286,810	1,122,933	1,137,762	959,414
Raw materials	1,667,132	1,560,499	1,257,638	1,254,551
Spare parts	851,283	856,097	485,544	495,385
Iron ore	358,678	258,612	43,411	18,478
Advances to suppliers	45,076	36,192	42,919	28,185
(-) Provision for losses	(141,177)	(157,754)	(43,545)	(45,076)
	5,665,830	5,039,560	4,034,457	3,662,466

The movements in the provision for inventory losses are as follows:

		Consolidated	Parent Company
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Opening balance	(157,754)	(135,840)	(45,076)	(51,968)
Reversal / (losses) for slow-moving and obsolescence	16,577	(21,914)	1,531	6,892
Closing balance	(141,177)	(157,754)	(43,545)	(45,076)

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8.      OTHER CURRENT AND NONCURRENT ASSETS

The group of other current and noncurrent assets is comprised as follows:

			Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03/31/2019	12/31/2018	03/31/2019	12/31/2018	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Judicial deposits (note 16)			359,367	347,950			267,000	255,595
Credits with the PGFN (1)			46,774	46,774			46,774	46,774
Recoverable taxes (2)	1,457,857	1,412,335	1,818,077	1,822,388	1,311,098	1,265,003	1,700,521	1,692,274
Prepaid expenses	100,603	49,830	54,293	49,808	65,151	25,716	38,248	34,450
Actuarial asset - related party (note 18 a)			93,757	99,894			80,598	85,415
Derivative financial instruments (note 13 I)		351
Securities held for trading (note 13 I)	9,954	4,503			9,806	4,352
Iron ore inventory (3)			144,499	144,499
Northeast Investment Fund – FINOR			26,598	26,598			26,598	26,598
Loans with related parties (nota 18 a e 13 I)	2,710	2,675	744,364	706,605	23,264	22,807	649,967	588,285
Other receivables from related parties (note 18 a)	3,202	3,649	218,840	218,840	15,493	15,395	463,182	458,177
Other receivables (note 13 I)			7,438	7,451			1,173	1,213
Eletrobrás compulsory loan (note 13 I) (4)			827,774	813,428			826,934	812,803
Dividends receivable (note 18 a)	48,315	46,171			261,330	259,186
Employee debt	45,055	31,645			31,113	19,684
Sea freight (5)	89,742	117,156				2,357
Other receivables	10,600	12,753			3,512	3,055
Others	75,793	71,956	915	988			915	986
	1,843,831	1,753,024	4,342,696	4,285,223	1,720,767	1,617,555	4,101,910	4,002,570

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(1)     Refers to the excess of judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

(2)     Refers mainly to PIS / COFINS, ICMS recoverable and income and social contribution taxes to be offset. On September 20, 2018, the writ of mandamus and special appeal filed in 2006, in which CSN and Federal Union were parties, related to the discussion about the non-inclusion of ICMS in the calculation base of PIS and COFINS, confirmed the CSN's right to offset the amounts unduly paid under these taxes from 2001 to 2014.

(3)     Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the first half of 2020.

(4)     This is a fixed amount, certain and due, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain.

(5)     Refers to payment of freight expenses and marine insurance on unrecognized sales revenues, following the guidelines of CPC 47 / IFRS15, the freight in incoterms "CIF" is considered a distinct performance obligation and for these, there’s no conclusion about the delivery process in March 31, 2019, but the transport service provider had already been paid.

9.      INVESTMENTS

The information on the activities of subsidiaries, joint ventures, joint operations, associates and other investments did not have any changes in relation to that disclosed in the Company's financial statements as of December 31, 2017 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of March 31, 2019.

9.a) Direct interests in subsidiaries, joint ventures, joint operations, associates and other investments

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								3/31/2019					12/31/2018	3/31/2018
Companies	Number of shares held by CSN (in units)		% Direct equity interest	Participação no					% Direct equity interest	Participação no
				Assets	Liabilities	Shareholders’ equity	Fair Value	Net income / (loss) for the period		Assets	Liabilities	Shareholders’ equity	Fair Value	Net income / (loss) for the period

Controladas
CSN Islands VII Corp.	20,001,000		100.00	340,985	2,037,918	(1,696,933)		(47,837)	100.00	338,645	1,987,741	(1,649,096)		(106,347)
CSN Islands XI Corp.	50,000		100.00	2,181,906	2,309,454	(127,548)		4,089	100.00	2,178,010	2,309,647	(131,637)		(17,598)
CSN Islands XII Corp.	1,540		100.00	2,349,827	3,902,006	(1,552,179)		(74,774)	100.00	2,402,671	3,880,076	(1,477,405)		(34,678)
CSN Steel S.L.U.	22,042,688		100.00	3,638,529	133,441	3,505,088		340	100.00	3,763,095	242,722	3,520,373		103,286
Sepetiba Tecon S.A.	254,015,052		99.99	634,264	321,477	312,787		(4,646)	99.99	480,459	163,026	317,433		5,281
Minérios Nacional S.A.	141,719,295		99.99	113,604	41,366	72,238		566	99.99	110,446	38,774	71,672		(94)
Valor Justo - Minérios Nacional						2,123,507						2,123,507
Estanho de Rondônia S.A.	121,861,697		99.99	46,544	45,910	634		(2,340)	99.99	48,181	45,207	2,974		(570)
Companhia Metalúrgica Prada	445,921,292		99.99	670,052	600,398	69,654		(15,914)	99.99	644,954	559,386	85,568		(16,620)
CSN Mineração S.A.	158,419,480		87.52	14,664,466	4,968,784	9,695,682		650,527	87.52	13,235,705	4,190,564	9,045,141		105,765
CSN Energia S.A.	43,149		99.99	129,410	37,851	91,559		(1,307)	99.99	138,644	45,778	92,866		9,054
FTL - Ferrovia Transnordestina Logística S.A.	442,672,357		91.69	432,482	166,952	265,530		(14,873)	91.69	403,623	123,220	280,403		(8,600)
Companhia Florestal do Brasil	41,923,302		99.99	34,987	1,609	33,378		(8)	99.99	34,990	1,604	33,386		(2)
Nordeste Logística	99,999		99.99	85	56	29			99.99	85	56	29
				25,237,141	14,567,222	12,793,426		493,823		23,779,508	13,587,801	12,315,214		38,877
Joint-venture and Joint-operation
Itá Energética S.A.	253,606,846		48.75	259,847	15,529	244,318		1,771	48.75	258,835	16,288	242,547		2,734
MRS Logística S.A. (*)	63,377,198	(*)	18.64	1,849,227	1,111,208	738,019		21,466	18.64	1,563,350	846,813	716,537		16,481
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,876,146		50.00	25,740	21,144	4,596		784	50.00	25,941	19,997	5,944		684
Transnordestina Logística S.A.	24,168,304		31.82	4,117,183	2,941,487	1,175,696	271,116	(6,056)	46.30	4,065,604	2,883,851	1,181,753	271,116	(2,514)
				6,251,997	4,089,368	2,162,629	271,116	17,965		5,913,730	3,766,949	2,146,781	271,116	17,385
Associates
Arvedi Metalfer do Brasil	46,994,971		20.00	40,712	26,308	14,404			20.00	40,712	26,308	14,404		45
				40,712	26,308	14,404				40,712	26,308	14,404		45
Classified as fair value through profit or loss and comprehensive income (Note 13 I)
Usiminas						2,364,265						2,250,623
Panatlântica						42,958						28,566
						2,407,223						2,279,189
Other investments
Lucros nos estoques de controladas						(78,863)		37,511				(116,375)		(30,428)
Outros						63,539		171				63,538		(2)
						(15,324)		37,682				(52,837)		(30,430)
Total investments						17,633,474		549,470				16,973,867		25,877

Classification of investments in the balance sheet
Investments in assets						21,010,134						20,232,005
Investments with negative equity						(3,376,660)						(3,258,138)
						17,633,474						16,973,867

(*) On March 31, 2019 and December 31, 2018, the Company directly owned 26,611,282 common shares, 2,673,312 Class A preferred shares and 34,092,604 Class B preferred shares, totaling 36,765,916 preferred shares of MRS Logística S.A.;

The number of shares, the balances of assets, liabilities and shareholders’ equity, and the amounts of profit / (loss) for the period refer to the interests held by CSN in those companies.

9.b) Movement in investments in subsidiaries, joint ventures, joint operations, associates and other investments

	Consolidated		Parent Company
	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Opening balance of investments	5,630,613	5,499,995	20,232,005	22,894,885
Opening balance of loss provisions			(3,258,138)	(1,366,480)
Capital increase	380		380	81,594
Dividends (1)	(2,144)	(87,846)	(2,301)	(5,529,277)
Comprehensive income (2)	31	272	(15,595)	15,186
Equity in results of affiliated companies (3)	37,662	173,145	549,470	816,632
Receipt of sale of Usiminas' shares		(39,377)		(39,377)
Update of shares measured at fair value through profit or loss (VJR) (note 13 II)	127,653	96,133	127,653	96,133
Amortization of fair value – investment in MRS	(2,937)	(11,746)
Others	9	37		4,571
Closing balance of investments	5,791,267	5,630,613	21,010,134	20,232,005
Balance of provision for investments with negative equity			(3,376,660)	(3,258,138)
Total	5,791,267	5,630,613	17,633,474	16,973,867

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1.     In 2019, refers to the allocation of dividends of joint venture CBSI – Companhia Brasileira de Serviços de Infraestrutura.

2.     Refers to the mark-to-market of investments classified fair value through profit or loss and fair value through other comprehensive income, translation to reporting currency of the foreign investment whose functional currency is not the Real, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.

3.     The reconciliation of the equity in results of joint ventures and associates and the amount recorded in the statement of income are presented below and derive from the elimination of results of CSN's transactions with these companies:

		Consolidated
	03/31/2019	03/31/2018

Equity in results of affiliated companies
MRS Logística S.A.	42,922	32,954
CBSI - Companhia Brasileira de Serviços de Infraestrutura	784	684
Transnordestina Logistícia S.A.	(6,056)	(2,514)
Arvedi Metalfer do Brasil S.A.		45
Others	12
	37,662	31,169
Eliminations
To cost of sales	(13,711)	(8,999)
To taxes	4,662	3,060
Others
Amortization of fair value – investment in MRS	(2,937)	(2,936)
Others	157	2,557
Equity in results adjusted	25,833	24,851

9.c) Investments in joint ventures and joint operations

The balances of the balance sheet and statement of income of joint ventures are presented below and refer to 100% of the companies’ results:

			03/31/2019					12/31/2018
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	46.30%	48.75%
Balance sheet
Current assets
Cash and cash equivalents	321,174	681	21,500	41,389	345,962	2,091	19,234	29,870
Advance to suppliers	15,184	85	1,788	84	17,750	73	1,734	937
Other current assets	564,112	41,372	95,119	16,067	736,768	41,284	108,851	16,718
Total current assets	900,470	42,138	118,407	57,540	1,100,480	43,448	129,819	47,525
Non-current assets
Other non-current assets	707,778	2,172	222,811	25,481	804,570	2,111	222,630	25,840
Investments, PP&E and intangible assets	8,312,819	7,169	8,551,205	449,998	6,482,292	6,324	8,428,567	457,578
Total non-current assets	9,020,597	9,341	8,774,016	475,479	7,286,862	8,435	8,651,197	483,418
Total Assets	9,921,067	51,479	8,892,423	533,019	8,387,342	51,883	8,781,016	530,943

Current liabilities
Borrowings and financing	313,905	1,102	90,949		422,793	4,350	75,906
Other current liabilities	1,165,880	39,012	179,164	16,450	1,368,290	33,844	179,816	18,298
Total current liabilities	1,479,785	40,114	270,113	16,450	1,791,083	38,194	255,722	18,298
Non-current liabilities
Borrowings and financing	2,193,107	1,664	5,864,164		2,111,518	1,262	5,754,073
Other non-current liabilities	2,288,718	510	218,840	15,405	640,535	539	218,839	15,113
Total non-current liabilities	4,481,825	2,174	6,083,004	15,405	2,752,053	1,801	5,972,912	15,113
Shareholders’ equity	3,959,457	9,191	2,539,306	501,164	3,844,206	11,888	2,552,382	497,532
Total liabilities and shareholders’ equity	9,921,067	51,479	8,892,423	533,019	8,387,342	51,883	8,781,016	530,943

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		01/01/2019 a 03/31/2019				01/01/2018 a 03/31/2018
	Joint-Venture			Joint-Operation	Joint-Venture			Joint - Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	46.30%	48.75%
Statements of Income
Net revenue	827,061	44,995		41,518	820,628	34,919		41,622
Cost of sales and services	(612,039)	(39,011)		(21,100)	(574,930)	(30,653)		(18,209)
Gross profit	215,022	5,984		20,418	245,698	4,266		23,413
Operating income (expenses)	39,023	(3,033)	(7,457)	(15,038)	(55,809)	(2,442)	(923)	(14,893)
Financial income (expenses), net	(78,524)	(480)	(5,623)	115	(54,468)	(20)	(4,506)	(32)
Income before income tax and social contribution	175,521	2,471	(13,080)	5,495	135,421	1,804	(5,429)	8,488
Current and deferred income tax and social contribution	(60,355)	(904)		(1,863)	(46,999)	(436)		(2,880)
Profit / (loss) for the period	115,166	1,567	(13,080)	3,632	88,422	1,368	(5,429)	5,608

•        TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

It is in pre-operational phase and will continue as such until the completion of Railway System II. The approved schedule, which estimated the completion of the work by January 2017, is currently under review and discussion with the responsible agencies; however, Management believes that new deadlines for project completion will not have material adverse effects on the expected return on the investment. After analyzing this matter, Management considered as appropriate the use of the accounting basis of operational continuity (going concern) of the project in the preparation of its financial statements.

The assumptions used to evaluate the impairment test in December 2018 remain valid and there is no trigger to justify records of impairment in the first quarter.

10.    PROPERTY, PLANT AND EQUIPMENT

						Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2018	287,854	2,678,638	11,687,271	30,530	3,282,436	80,135	18,046,864
Cost	287,854	3,751,429	22,426,782	165,331	3,282,436	355,768	30,269,600
Accumulated depreciation		(1,072,791)	(10,739,511)	(134,801)		(275,633)	(12,222,736)
Balance at December 31, 2018	287,854	2,678,638	11,687,271	30,530	3,282,436	80,135	18,046,864
Effect of foreign exchange differences	(1,032)	(2,361)	(7,831)	(83)	(121)	13	(11,415)
Acquisitions		90	24,257	760	286,789	1,634	313,530
Capitalized interest (notes 24 and 27)					21,111		21,111
Write-off (note 23)			(121)	(3)	(13,588)		(13,712)
Depreciation (note 22)	(4,455)	(33,167)	(266,906)	(1,298)		(8,255)	(314,081)
Transfers to other asset categories		183,604	225,690	69	(381,962)	(27,401)
Transfer to intangible assets					(29)		(29)
Right of use- Initial recognition (Note 14a)	556,133	54,513	9,783			20,560	640,989
Others			(541)		(6)	49	(498)
Balance at March 31, 2019	838,500	2,881,317	11,671,602	29,975	3,194,630	66,735	18,682,759
Cost	842,955	3,994,541	22,658,903	165,744	3,194,630	342,459	31,199,232
Accumulated depreciation	(4,455)	(1,113,224)	(10,987,301)	(135,769)		(275,724)	(12,516,473)
Balance at March 31, 2019	838,500	2,881,317	11,671,602	29,975	3,194,630	66,735	18,682,759

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The movement of the rights of use as of March 31,2019 is as follows.

				Consolidado
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Other	Total
Initial recognition – Rights of use	556,133	54,513	9,783	20,560	640,989
Depreciation	(4,455)	(1,537)	(815)	(4,406)	(11,213)
Balance at March 31, 2019	551,678	52,976	8,968	16,154	629,776

						Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2018	95,107	1,047,334	7,093,263	12,372	1,294,908	19,989	9,562,973
Cost	95,107	1,323,762	13,411,258	97,642	1,294,908	123,104	16,345,781
Accumulated depreciation		(276,428)	(6,317,995)	(85,270)		(103,115)	(6,782,808)
Balance at December 31, 2018	95,107	1,047,334	7,093,263	12,372	1,294,908	19,989	9,562,973
Acquisitions			7,636	84	149,239	1,230	158,189
Capitalized interest (notes 24 and 27)					5,419		5,419
Write-off (note 23)			(11)	(3)	(13,528)		(13,542)
Depreciation (note 22)	(1,776)	(8,725)	(141,297)	(593)		(3,679)	(156,070)
Transfers to other asset categories		(481)	48,173	(3)	(47,689)
Right of use- Initial recognition (Note 14a)	37,864		9,784			13,424	61,072
Balance at March 31, 2019	131,195	1,038,128	7,017,548	11,857	1,388,349	30,964	9,618,041
Cost	131,195	1,323,231	13,476,857	97,701	1,388,349	137,758	16,555,091
Accumulated depreciation		(285,103)	(6,459,309)	(85,844)		(106,794)	(6,937,050)
Balance at March 31, 2019	131,195	1,038,128	7,017,548	11,857	1,388,349	30,964	9,618,041

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 (*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

The movement of the rights of use as of March 31,2019 is as follows.

			Consolidado
	Land	Machinery, equipment and facilities	Other	Total
Initial recognition – Rights of use	37,864	9,784	13,424	61,072
Depreciation	(1,774)	(815)	(2,877)	(5,466)
Balance at March 31, 2019	36,090	8,969	10,547	55,606

The breakdown of the projects comprising construction in progress is as follows:

					Consolidado
	Project description	Start date	Completion Date		03/31/2019	12/31/2018
Logistics
	Current investments for maintenance of current operations.				73,102	89,595
					73,102	73,102
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2020	(1)	854,508	844,194
	Expansion of TECAR export capacity.	2009	2022	(2)	292,342	289,298
	Current investments for maintenance of current operations.				532,425	725,616
					1,679,275	1,859,108
Steel
	Supply of 16 torpedo’s cars for operation in the steel industry.	2008	2020		95,945	94,920
	Current investments for maintenance of current operations.			(3)	666,153	558,922
					762,098	653,842
Cement
	Construction of cement plants.	2011	2023	(4)	574,570	585,163
	Current investments for maintenance of current operations.				105,585	94,728
					680,155	679,891
Construction in progress					3,194,630	3,282,436

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(1)   Estimated completion date of the Central Plant Step 1;

(2)   Estimated completion date of phase 60 Mtpa;

(3)   Refers substantially to  the technological modernization continuous running machines and reform of blast furnace 3, at UPV;

(4)   Refers substantially to the acquisition of new Integrated Cement Plants.

The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
In Years
Buildings	39	38	41	41
Machinery, equipment and facilities	22	22	24	24
Furniture and fixtures	13	11	12	11
Others	18	15	15	13

11.    INTANGIBLE ASSETS

							Consolidated		Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2018	3,590,931	288,773	54,972	150,009	3,166,999	1,491	7,253,175	49,613	49,613
Cost	3,831,338	573,614	161,067	150,009	3,185,701	1,491	7,903,220	125,768	125,768
Accumulated amortization	(131,077)	(284,841)	(106,095)		(18,702)		(540,715)	(76,155)	(76,155)
Adjustment for accumulated recoverable value	(109,330)						(109,330)		-
Balance at December 31, 2018	3,590,931	288,773	54,972	150,009	3,166,999	1,491	7,253,175	49,613	49,613
Effect of foreign exchange differences		(4,340)	(24)	(2,129)		(23)	(6,516)
Acquisitions and expenditures			49				49
Transfer to property, plant and equipment			29				29
Amortization (note 22)		(11,438)	(2,511)		(40)		(13,989)	(1,937)	(1,937)
Balance at March 31, 2019	3,590,931	272,995	52,515	147,880	3,166,959	1,468	7,232,748	47,676	47,676
Cost	3,831,338	565,492	161,498	147,880	3,185,701	1,468	7,893,377	125,768	125,768
Accumulated amortization	(131,077)	(292,497)	(108,983)		(18,742)		(551,299)	(78,092)	(78,092)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at March 31, 2019	3,590,931	272,995	52,515	147,880	3,166,959	1,468	7,232,748	47,676	47,676

 (*) Composed mainly by mineral rights with potential of 1,101 million tons (Not audited or reviewed by independent auditors). Amortization is based on production volume.

The average useful lives by nature are as follows (in years):

		Consolidated		Parent Company
	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Software	9	7	9	8
Customer relationships	13	13

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The assumptions used for the impairment test in December 2018 are still effective and there is not factor that justifies the recognition of impairment in the quarter.

12.    BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

			Consolidated				Parent Company
		Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		03/31/2019	12/31/2018	03/31/2019	12/31/2018	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Debt agreements in the international market
Variable interest in US$:

Prepayment		1,462,825	1,016,737	3,357,592	3,830,240	1,462,825	1,016,737	3,357,592	3,830,240
Fixed interest in US$:
Bonds, Perpetual Bonds and ACC		2,310,207	2,490,178	8,662,173	8,613,491	400,119	478,463
						2,908,191	3,070,423	5,007,094	4,610,620
EUR
Intercompany						5,524	16,988	1,167,002	997,809
Others		149,606	181,056	175,040	106,535
		3,922,638	3,687,971	12,194,805	12,550,266	4,776,659	4,565,623	9,531,688	8,440,860

Debt agreements in Brazil
Securities with variable interest in R$:

BNDES/FINAME, Debentures, NCE and CCB	(1)	1,476,945	1,890,450	10,795,026	10,710,678	1,416,533	1,827,769	9,402,503	9,314,315
Securities with fixed interest in R$:
Prepayment		48,000	103,375			48,000	103,375
		1,524,945	1,993,826	10,795,026	10,710,678	1,464,533	1,931,144	9,402,503	9,314,315
Total Borrowings and Financing		5,447,583	5,681,797	22,989,831	23,260,944	6,241,192	6,496,767	18,934,191	17,755,175
Transaction Costs and Issue Premiums		(32,445)	(28,358)	(102,275)	(87,309)	(27,003)	(22,379)	(84,126)	(67,967)
Total Borrowings and Financing + Transaction Costs		5,415,138	5,653,439	22,887,556	23,173,635	6,214,189	6,474,388	18,850,065	17,687,208

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(1) In January 2019, the Company issued debt securities in the domestic market ("Debentures"), in the amount of R$1,950 million, maturing in 2023 and interest of 126.8% of the CDI

The following table shows the average interest rate:

	Consolidated			Parent Company
		03/31/2019		03/31/2019
	Average interest rate (*)	Total debt	Average interest rate (*)	Total debt
US$	5.58%	15,792,797	4.52%	13,135,821
R$	8.20%	12,319,971	8.18%	10,867,036
EUR	3.88%	324,646	3.88%	1,172,526
		28,437,414		25,175,383

(i) In order to determine the average interest rates for debt contracts with floating rate, the Company used the rates applied as of March 31, 2018. Considers the interest rate of intercompany contracts.

12.a) Maturities of borrowings, financing and debentures presented in noncurrent liabilities

As of March 31, 2019, the breakdown of principal plus interest of long-term liabilities as borrowings, financing and debentures by maturity date is presented as follows:

				Consolidated	Parent Company
				03/31/2019	03/31/2019
				Principal	Principal
	Bank loans	Capital markets	Development agencies	Total	Total
2020	1,636,089	3,596,628	56,292	5,289,009	2,793,403
2021	2,913,341	636,667	56,311	3,606,319	4,046,997
2022	2,738,475	556,666	55,082	3,350,223	3,820,867
2023	2,865,024	2,013,845	53,841	4,932,710	3,122,440
2024	1,276,001		64,602	1,340,603	3,793,007
After 2024			574,267	574,267	1,357,477
Perpetual bonds		3,896,700		3,896,700
	11,428,930	10,700,506	860,395	22,989,831	18,934,191

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12.b) Borrowings raised and amortization, financing and debentures

The table below presents the funding raised and amortizations during the year:

	Consolidated		Parent Company
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Opening balance	28,827,074	29,510,844	24,161,596	29,033,017
Funding raised	2,465,845	2,154,471	3,828,529	602,110
Principal repayment	(2,939,145)	(5,019,978)	(2,986,303)	(6,098,209)
Payments of charges	(590,621)	(2,141,710)	(368,593)	(1,670,988)
Provision of charges	487,039	2,009,688	354,458	1,541,639
Write-off - sale of subsidiary LLC		(10,544)
Others (1)	52,502	2,324,303	74,567	754,027
Closing balance	28,302,694	28,827,074	25,064,254	24,161,596

1. Includes unrealized monetary and foreign exchange variations.

As of March 31, 2019, the Group raised and paid borrowings as shown below:

•      Funding raised and amortizations:

			Consolidated 12/31/2018
Nature	Raised	Amortization of principal	Amortization of charges
Prepayment		(289,552)	(45,804)
Bonds, Perpetual bonds and ACC	515,845	(502,889)	(295,720)
BNDES/FINAME, Debentures, NCE and CCB	1,950,000	(2,146,704)	(249,097)
Total	2,465,845	(2,939,145)	(590,621)

•      Covenants

The Company's loan agreements establish the fulfillment of certain non-financial obligations, as well as maintenance of certain parameters and performance indicators, such as disclosure of its audited financial statements according to regulatory deadlines or payment of commission on risk assumption, if the net debt-EBITDA ratio reaches the levels in those agreements, under penalty of anticipated maturity. The Company is

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12.c) Guarantees

The Company is the guarantor or is liable for the guarantees given to its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			03/31/2019	12/31/2018	03/31/2019	12/31/2018	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,428,194	2,108,917	26,558	35,336	8,457	8,231	2,463,209	2,152,484

FTL - Ferrovia Transnordestina	R$	11/15/2020	50,428	62,407					50,428	62,407

Cia Metalurgica Prada	R$	Indefinite			333	333	11,942	11,942	12,275	12,275

CSN Energia	R$	Until 11/26/2023 and Indefinite			2,829	2,829	1,920	1,920	4,749	4,749

CSN Mineração	R$	Until 12/21/2024	1,407,363	1,407,363					1,407,363	1,407,363

Estanho de Rondônia	R$	07/15/2022	3,153	3,153					3,153	3,153

Minérios Nacional S.A.	R$	Until 09/10/2021	7,305	7,305					7,305	7,305

Total in R$			3,896,443	3,589,145	29,720	38,498	22,319	22,093	3,948,482	3,649,736

CSN Islands XI	US$	09/21/2019	547,094	547,094					547,094	547,094

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	Until 2/13/2023	1,402,906	1,402,906					1,402,906	1,402,906

Total in US$			2,950,000	2,950,000					2,950,000	2,950,000

CSN Steel S.L.	EUR	1/31/2020	24,000	48,000					24,000	48,000

Lusosider Aços Planos	EUR	Indefinite	50,000	75,000					50,000	75,000

Total in EUR			74,000	123,000					74,000	123,000
Total in R$			11,819,089	11,976,657					11,819,089	11,976,657
			15,715,532	15,565,802	29,720	38,498	22,319	22,093	15,767,571	15,626,393

13.    FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially interest rate and foreign exchange rate swaps.

Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the open capital market of Brazil and the Commodities and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in terms of less than three months. Considering the term and the characteristics of these instruments, the book values approximate the fair values.

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•          Classification of financial instruments

							Consolidated
Consolidated				3/31/2019			12/31/2018
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		2,702,077	2,702,077		2,248,004	2,248,004
Short-term investments	5		778,608	778,608		895,713	895,713
Trade receivables	6		2,835,396	2,835,396		2,078,182	2,078,182
Dividends receivable	8		48,315	48,315		46,171	46,171
Derivative financial instruments	8				351		351
Trading securities	8	9,954		9,954	4,503		4,503
Loans - related parties	8		2,710	2,710		2,675	2,675
Total		9,954	6,367,106	6,377,060	4,854	5,270,745	5,275,599

Non-current
Short-term investments	5		7,829	7,829		7,772	7,772
Other trade receivables	8		7,438	7,438		7,451	7,451
Eletrobrás compulsory loan	8		827,774	827,774		813,428	813,428
Loans - related parties	8		744,364	744,364		706,605	706,605
Investments	9	2,407,223		2,407,223	2,279,189		2,279,189
Total		2,407,223	1,587,405	3,994,628	2,279,189	1,535,256	3,814,445

Total Assets		2,417,177	7,954,511	10,371,688	2,284,043	6,806,001	9,090,044

Liabilities
Current
Borrowings and financing	12		5,447,583	5,447,583		5,681,797	5,681,797
Lease	14.a		45,742	45,742
Derivative financial instruments		3		3
Trade payables			3,228,213	3,228,213		3,408,056	3,408,056
Suppliers - Forfating	14		300,947	300,947		65,766	65,766
Dividends and interest on capital	14		932,005	932,005		932,005	932,005
Total		3	9,954,490	9,954,493		10,087,624	10,087,624

Non-current
Borrowings and financing	12		22,989,831	22,989,831		23,260,945	23,260,945
Lease	14.a		587,496	587,496
Total			23,577,327	23,577,327		23,260,945	23,260,945

Total Liabilities		3	33,531,817	33,531,820		33,348,569	33,348,569

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							Parent Company
Parent Company				03/31/2019			12/31/2018
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		293,986	293,986		539,853	539,853
Short-term investments	5		775,068	775,068		882,997	882,997
Trade receivables	6		2,235,789	2,235,789		1,965,817	1,965,817
Dividends receivable	8		261,330	261,330		259,186	259,186
Trading securities	8	9,806		9,806	4,352		4,352
Loans - related parties	8		23,264	23,264		22,807	22,807
Total		9,806	3,589,437	3,599,243	4,352	3,670,660	3,675,012

Non-current
Other trade receivables	8		1,173	1,173		1,213	1,213
Eletrobrás compulsory loan	8		826,934	826,934		812,803	812,803
Loans - related parties	8		649,967	649,967		588,285	588,285
Investments	9	2,407,223		2,407,223	2,279,189		2,279,189
Total		2,407,223	1,478,074	3,885,297	2,279,189	1,402,301	3,681,490

Total Assets		2,417,029	5,067,511	7,484,540	2,283,541	5,072,961	7,356,502

Liabilities
Current
Borrowings and financing	12		6,241,192	6,241,192		6,496,768	6,496,768
Lease	14.a		20,453	20,453
Derivative financial instruments		3		3
Trade payables			2,536,172	2,536,172		2,655,091	2,655,091
Suppliers - Forfating	14		300,947	300,947		65,766	65,766
Dividends and interest on capital	14		900,541	900,541		900,541	900,541
Total		3	9,999,305	9,999,308		10,118,166	10,118,166

Non-current
Borrowings and financing	12		18,934,191	18,934,191		17,755,175	17,755,175
Lease	14.a		35,271	35,271
Total			18,969,462	18,969,462		17,755,175	17,755,175

Total Liabilities		3	28,968,767	28,968,770		27,873,341	27,873,341

•          Fair value measurement

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The following table shows the financial instruments recognized at fair value through profit or loss classifying them according to the fair value hierarchy:

Consolidated	03/31/2019			12/31/2018
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments					351	351
Trading securities	9,954		9,954	4,503		4,503
Non-current
Financial assets at fair value through profit or loss
Investments	2,407,223		2,407,223	2,279,189		2,279,189
Total Assets	2,417,177		2,417,177	2,283,692	351	2,284,043

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		3	3
Total Liabilities		3	3

Level 1: quoted prices in active markets for identical assets or liabilities.

Level 2: Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

There are no assets and liabilities classified as level 3.

II – Investments in securities measured at fair value through profit or loss

The Company has investments in common shares (USIM3), preferred shares (USIM5) of Usiminas ("Ações Usiminas") and shares of Panatlântica S.A. (PATI3) which are designated as fair value through profit or loss, since the nature of the investment was not included in the other categories of financial instruments.

Assets are classified as a non-current asset recognized as investment and are recorded at fair value, based on the market price quotation on the stock exchange (B3 S.A.). In accordance with the Company's policy, gains and losses arising from changes in the share price are recorded directly in the statement of income under Other Operating Income and Expenses.

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Class of shares	3/31/2019			Purchase of shares			12/31/2018			3/31/2019
	Quantity	Share price	Closing Balance	Quantity	Share price	Cash Received	Quantity	Share price	Closing Balance	Fair Value Through Profit or Loss (note 23)
USIM3	107,156,651	11.65	1,248,375				107,156,651	11.44	1,225,872	22,503
USIM5	111,144,456	10.04	1,115,890				111,144,456	9.22	1,024,752	91,138
PATI3	2,016,792	21.30	42,958	19,150	19.83	379,657	1,997,642	14.30	28,565	14,012
	220,317,899		2,407,223	19,150		379,657	220,298,749		2,279,189	127,653
										127,653

As of March 31, 2019, and December 31, 2018, the Company's interest in USIMINAS comprised 15.19% in common shares and 20.29% in preferred shares. As of March 31,2019 and December 31, 2018, the Company's interest in Panatlântica comprised 11.31% of shares.

On April 9, 2014, CADE issued a decision regarding Usiminas' shares held by CSN, and CSN entered into a Performance Commitment Agreement, or TCD, with CADE in respect thereof. Under the terms of the CADE and TCD decision, CSN must reduce its participation in USIMINAS, within a specified period. In March 2019, an amendment was made to the TCD, with the purpose of extending the period originally scheduled for sale of the shares. The deadline and percentage reduction are confidential. In addition, the political rights in Usiminas will continue to be suspended until the Company reaches the limits established in the TCD.

• Share market price risks

The Company is exposed to the risk of changes in the price of the shares due to the investments, valued at fair value through profit or loss and other comprehensive income that have their prices based on the market price on the stock exchange (B3).

III -          Financial risk management:

The Company follows risk management strategies, with guidelines in relation to the risks incurred by the company. The nature and general position of financial risks are regularly monitored and managed in order to assess the results and the financial impact on cash flow. The quality of counterparties’ hedging instruments and the credit limit are also periodically reviewed.

Market risks are protected when it is considered necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

The Company can manage some of risks by using derivative instruments not associated with any speculative trading or short selling.

13.a) Foreign exchange rate and interest rate risks:

•          Foreign exchange rate risk:

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company's functional currency is substantially the Real and is denominated natural currency hedge. The net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of March 31, 2019 is as follows.

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		03/31/2019
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	99,452	4,042
Trade receivables	485,775	1,416
Other assets	7,298	4,376
Total Assets	592,525	9,834
Borrowings and financing	(4,052,864)	(24,152)
Trade payables	(124,734)	(7,859)
Other liabilities	(3,484)	(1,100)
Total Liabilities	(4,181,082)	(33,111)
Foreign exchange exposure	(3,588,557)	(23,277)
Cash flow hedge accounting	1,862,224
Net Investment hedge accounting		24,000
Net foreign exchange exposure	(1,726,333)	723
Perpetual bonds	1,000,000
Net foreign exchange exposure excluding perpetual bonds	(726,333)	723

CSN uses as strategy the hedge accounting, as well as derivative instruments with the purpose of hedging CSN's future cash flows.

•          Interest rate risk:

Risk arises from short and long term liabilities with fixed or post fixed interest rates and inflation rates.

In item 13b) we show the derivatives and hedging strategies to hedge foreign exchange and interest rate risks.

13.b) Hedging instruments: Derivative and cash flows hedge accounting and foreign investment hedge accounting

CSN uses various instruments to hedge foreign exchange and interest rate risks, as shown in the following topics:

•          Portfolio of derivative financial instruments

Swap cambial Dólar x Euro

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The subsidiary Lusosider has derivative operations to hedge its exposure of the dollar against the euro.

						Consolidated
							03/31/2019
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2019
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BCP	02/04/2019	Dollar	1,262	4,915	(4,918)	(3)	(354)
Total dollar-to-euro swap			1,262	4,915	(4,918)	(3)	(354)

•      Classification of the derivatives in the balance sheet and statement of income

			03/31/2019	03/31/2018
Instruments	Assets		Net Financial result (Note 24)
	Current	Total
Swap dólar x euro	(3)	(3)	(354)	730
	(3)	(3)	(354)	730

•      Cash flow hedge accounting

Beginning November 1, 2014, the Company formally designates cash flow hedging relationships to hedge highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on the Company’s results, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising from designated liabilities will be temporarily recognized in shareholders’ equity and recognized in profit or loss when such exports are carried out, allowing the recognition of the fluctuation of the dollar over liabilities and exports can be recorded at the same time. The adoption of this hedge accounting does not entail entering into any financial instrument. As of March 31, 2019, US$1.862.224 in exports to be carried out between April 2019 until February 2023 are designated.

In order to support the aforementioned designations, the Company prepared formal documentation indicating how the hedge designation is aligned with CSN's objective and risk management strategy, identifying the hedging instruments used, the hedge object, the nature of the risk to be hedged and demonstrating the expectation of high effectiveness of the designated relations. Debt instruments have been designated in amounts equivalent to the portion of future exports. Therefore, the exchange variation of the instrument and the object are similar. According to the Company's accounting policy, continuous evaluations of prospective and retrospective effectiveness should be carried out, comparing the amounts designated with the amounts expected and approved in the Management's budgets, as well as the amounts exported.

Through hedge accounting, the exchange gains and losses on debt instruments will not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

The table below shows a summary of the hedging relationships as of March 31, 2019:

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									03/31/2019
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	ffect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
3/11/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016 - September 2019	2.4442	500,000	(331,823)	(118,845)	(244,279)
1/12/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015 - February 2019	2.5601	175,000	(175,000)	(23,184)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000			(121,860)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000			(42,924)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.2850	100,000			(61,170)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.2850	30,000	(6,000)		(14,681)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3254	100,000	(20,000)		(45,704)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	25,000	(5,000)		(10,820)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	70,000	(14,000)		(30,296)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	30,000	(6,000)		(12,984)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3815	30,000	(6,000)		(12,365)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3940	355,000	(11,998)		(172,427)
2/4/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(307,000)	(42,188)	(506,008)
Total						2,745,045	(882,821)	(184,217)	(1,275,518)

 (*) The effect on profit or loss was recognized in other operating expenses.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movement in hedge accounting amounts recognized in shareholders’ equity as of March 31, 2019 is as follows:

	12/31/2018	Movement	Realization	03/31/2019
Cash flow hedge accounting	1,441,295	18,440	(184,217)	1,275,518
Fair value of cash flow hedge, net of taxes	1,441,295	18,440	(184,217)	1,275,518

As of March 31, 2019, the hedging relationships established by the Company were effective, according to prospective and retrospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized in the quarter.

•      Hedge of net investment in foreign operation

CSN has a natural currency exposure in Euros substantially arising from a borrowing taken by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad where the functional currency is Euro. Such exposure arises from translating the balance sheets of these subsidiaries for consolidation into CSN, where the exchange difference on the borrowings affected the statement of income, in the financial income (expenses) line item, and the exchange difference on the net assets of the foreign operation directly affected the shareholders equity, in other comprehensive income.

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As from September 1, 2015, CSN began to adopt the net investment hedge to eliminate such exposure and cover future fluctuations of the Euro on such borrowings. Non-derivative financial liabilities were designated, represented by borrowing agreements with financial institutions in the amount of € 120 million. The account balances as of March 31, 2019 are as follows:

						03/31/2018
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Amortized part (USD’000)	Impact on shareholders' equity
09/01/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(96,000)	(2,239)
Total					120,000	(96,000)	(2,239)

The movement in the amounts related to net investment hedge recognized in shareholders’ equity as of March 31, 2019 is as follows:

	12/31/2018	Movement	03/31/2019
Net Investment hedge accounting	3,941	(6,180)	(2,239)
Fair value of net investment hedge in foreign operations	3,941	(6,180)	(2,239)

As of March 31, 2019, the hedging relationships established by the Company were effective, according to prospective tests conducted. Therefore, no reversal for hedge ineffectiveness was recognized.

13.c) Sensitivity analysis

We present below the sensitivity analysis of foreign exchange rate and interest rate risks.

•      Sensitivity analysis of derivative financial instruments and consolidated foreign exchange exposure

The Company considered scenarios 1 and 2 as 25% and 50% deterioration for currency volatility using as reference the closing exchange rate as of March 31, 2019.

The currencies used in the sensitivity analysis and their scenarios are shown below:

				03/31/2019
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3,8967	3,9436	4,8709	5,8451
EUR	4,3760	4,4224	5,4700	6,5640
USD x EUR	1,1235	1,1245	1,4044	1,6853

			03/31/2019
Interest	Interest rate	Scenario 1	Scenario 2
CDI	6,40%	8,00%	9,60%
TJLP	7,03%	8,79%	10,55%
Libor	2,66%	3,32%	3,99%

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The effects on profit or loss, considering scenarios 1 and 2, are shown below:

					03/31/2019
Instruments	Notional	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	1,862,224	Dólar	87,338	1,814,132	3,628,264

Currency position	(3,588,557)	Dólar	(168,303)	(3,495,883)	(6,991,766)
(not including exchange derivatives above)

Consolidated exchange position	(1,726,333)	Dólar	(80,965)	(1,681,751)	(3,363,502)
(including exchange derivatives above)

Net Investment hedge accounting	24,000	Euro	1,114	26,256	52,512

Currency position	(23,277)	Euro	(1,080)	(25,465)	(50,930)

Consolidated exchange position	723	Euro	34	791	1,582
(including exchange derivatives above)

Dollar-to-euro swap	1,262	Dólar	7	986	1,641

 (*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – depreciation of Real by 1.20% / Real x Euro – depreciation of Real by 1.06%. Euro x Dólar - depreciation of Euro by 0.09%. Source: quotations from Central Bank of Brazil and European Central Bank on 04/23/2019.

•      Sensitivity analysis of changes in interest rates

The Company considered scenarios 1 and 2 as 25% and 50% of changes in interest volatility as of March 31, 2019.

					Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	7,03		(920,280)	(2,938)	(16,174)	(32,348)
Libor	2,66		(4,748,778)	(71,638)	(31,573)	(63,146)
CDI	6,40	2,140,113	(11,333,373)	(39,171)	(147,092)	(294,184)

 (*) The sensitivity analysis assumes of maintaining as a probable scenario the market values as of March 31, 2019 recognized in the company's assets and liabilities.

13.d) Liquidity risk

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It is the risk that the Company does not have enough liquid resources to honor its financial commitments, because of mismatching of term or volume between expected receipts and payments.

To manage the liquidity of the cash in local and foreign currency, premises of disbursements and future receipts are established, being monitored daily by the Treasury area. The payment schedules for the long-term portions of the loans and financing and debentures are presented in Note 12.

The following table shows the contractual maturities of financial liabilities and lease liabilities, including accrued interest.

				Consolidated
At March 31, 2019	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 12)	5,447,583	8,895,328	9,623,536	4,470,967	28,437,414
Leases (note 14 a)	45,742	160,384	240,576	186,536	633,238
Derivative financial instruments (note 13 I)	3				3
Trade payables (note 13 I)	3,228,213				3,228,213
Trade payables – Drawee risk (note 13 I)	300,947				300,947

IV - Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and noncurrent assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their carrying amount, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, according below:

		03/31/2019		12/31/2018
	Closing Balance	Fair value	Closing Balance	Fair value
Perpetual bonds	3,902,004	3,378,781	3,880,074	2,850,615
Fixed Rate Notes	6,670,258	7,178,616	6,745,132	7,595,765

 (*) Source: Bloomberg

• Credit Risks

The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company has as practice the detailed analysis of the patrimonial and financial situation of its clients and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

With respect to financial investments, the Company only makes investments in institutions with low credit risk rated by rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the Brazilian State.

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Regarding the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms and periodically revised, according to the periodicity procedures of each business area.

• Capital Management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company's consolidated capital structure, with financing by equity and third-party capital:

Thousands of reais	03/31/2019	03/31/2018
Shareholder's equity (equity)	10,250,388	10,013,440
Borrowings and Financing (Third-party capital)	28,302,694	28,827,074
Gross Debit/Shareholder's equity	2.76	2.88

14.    OTHER PAYABLES

The group of other payables classified in current and noncurrent liabilities is comprised as follows:

				Consolidated				Parent Company
	Current			Non-current		Current		Non-current
	03/31/2019	12/31/2018	03/31/2019	12/31/2018	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Payables to related parties (note 18 a)	22,773	35,499	79,182	96,629	316,421	308,056		14,501
Dividends and interest on capital payable (Note 13 I)	932,005	932,005			900,541	900,541
Advances from customers (1)	563,002	137,418	1,469,166		75,843	64,416
Taxes in installments	19,644	20,179	72,452	73,934	9,767	9,756	2,273	2,378
Profit sharing - employees	154,231	113,219			96,431	72,555
Taxes payable			8,646	8,631			7,159	7,145
Provision for consumption and services	343,491	334,638			280,446	260,942
Third party materials in our possession	74,597	45,915			74,366	45,721
Trade payables - drawee risk (2)	300,947	65,766			300,947	65,766
Lease Liabilities (note 14 a)	45,742		587,496		20,453		35,271
Other payables	74,311	85,984	42,230	48,134	17,114	17,551
	2,530,746	1,770,623	2,259,172	227,328	2,092,329	1,745,304	44,703	24,024

(1) Glencore Advance: On March 29, 2019, the Company received in advance through its subsidiary CSN Mineração the amount of U $ 496 million (R $ 1,951 billion) related to a supply contract of approximately 22 million tons of ore to the Swiss trader Glencore International AG ("Glencore"), to be executed within 5 years.

(2) Trade Payables – Drawee risk: The Company negotiated with financial institutions to anticipate payments from its suppliers, with the objective of lengthening the deadlines. This financial modality is an option of suppliers, and does not require mandatory participation, nor is the Company not reimbursed and / or benefited by the financial institution of discounts for payment executed before the due date agreed with the supplier, there is no change in the degree of subordination of the security in case of judicial execution and no changes in the commercial conditions existing between the Company and its suppliers. The balance on March 31, 2019 of suppliers that benefited from this modality corresponds to R $ 300,947 (R $ 65,766 on December 31, 2018).

14.a.) LEASE LIABILITIES

In the quarter, the lease liabilities are presented as follows:

		Consolidated		Parent Company
	03/31/2019	First adoption	03/31/2019	First adoption
Leases	1,521,765	1,533,556	64,801	71,114
Present value adjustment - Leases	(888,527)	(892,567)	(9,077)	(10,042)
	633,238	640,989	55,724	61,072
Classified:
Current	45,742	39,243	20,453	21,390
Non-current	587,496	601,746	35,271	39,682
	633,238	640,989	55,724	61,072

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The Company has lease agreements for port operations, machinery and facilities, vehicles, administrative and operational real estate. Lease liabilities are guarantee by the underlying assets. The amount of interest recognized in the financial result for the period ended March 31, 2019 in the consolidated was R$4,9 million and in the parent company was R$ 965 thousand.

The minimum future lease payments as of March 31, 2019 are as follows:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	80,211	968,970	472,584	1,521,765
Present value adjustment - Leases	(34,469)	(568,010)	(286,048)	(888,527)
	45,742	400,960	186,536	633,238

•           Payments of leases not recognized as liabilities:

The Company chose not to recognize lease liabilities in contracts with a maturity of less than twelve months and for assets with low value.

The payments made for these contracts and for the variable portion of the lease agreements are recognized as expenses when incurred.

Expenses related to payments not included in the measurement of a lease liability are:

	Consolidated	Parent Company
	03/31/2019	03/31/2019
Contract less than 12 months	3,244
Lower Assets value	426
Variable lease payments	39,675	1,593
	43,345	1,593

15.    INCOME TAX AND SOCIAL CONTRIBUTION

15.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

		Consolidated	Parent Company
	03/31/2019	03/31/2018	03/31/2019	03/31/2018

Income tax and social contribution income (expense)
Current	(369,818)	(119,914)	11
Deferred	(89,039)	(438,797)	(45,256)	(459,650)
	(458,857)	(558,711)	(45,245)	(459,650)

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The reconciliation of consolidated and parent company income tax and social contribution expenses and the result from applying the tax rate to profit before income tax and social contribution are as follows:

	Consolidated	Parent Company
	03/31/2019	03/31/2018	03/31/2019	03/31/2018

Profit before income tax and social contribution	545,620	2,045,206	37,673	1,931,513
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(185,511)	(695,370)	(12,809)	(656,714)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	9,782	9,448	186,820	8,798
Profit with differentiated rates or untaxed	(47,576)	(42,380)
Transfer pricing adjustment	(8,574)	(9,546)
Tax loss carryforwards without recognizing deferred taxes	(8,866)	(9,451)
Indebtdness limit	(6,715)	(7,800)	(6,715)	(7,800)
Unrecorded deferred taxes on temporary differences	(2,735)	470
(Losses)/Reversal for deferred income and social contribution tax credits	(211,848)	193,827	(211,848)	193,827
Deferred taxes on foreign profit	(14)	(554)
Tax incentives	7,462	1,379
Other permanent deductions (additions)	(4,262)	1,266	(693)	2,239
Income tax and social contribution in profit for the period	(458,857)	(558,711)	(45,245)	(459,650)
Effective tax rate	84%	27%	120%	24%

15.b) Deferred income tax and social contribution:

Deferred income tax and social contribution are calculated on income tax and social contribution losses and the corresponding temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements:

				Consolidated
	Opening balance	Movement			Closing balance
	12/31/2018	Shareholders' Equity	P&L	Others	03/31/2019

Deferred
Income tax losses	959,240		199,883	6,408	1,165,531
Social contribution tax losses	367,358		71,959	2,492	441,809
Temporary differences	(1,838,935)	2,934	(360,881)	(8,900)	(2,205,782)
- Provision for tax. social security, labor, civil and environmental risks	267,237		(41,056)		226,181
- Provision for environmental liabilities	67,143		(2,105)		65,038
- Asset impairment losses	81,341		(4,558)		76,783
- Inventory impairment losses	38,760		568		39,328
- (Gains)/losses on financial instruments	(3,319)		(1,367)		(4,686)
- (Gains)/losses on financial assets recognized at fair value thought profit or loss.	363,095		(43,402)		319,693
- Actuarial liability (pension and healthcare plan)	276,032				276,032
- Accrued supplies and services	95,644		5,466		101,110
- Allowance for doubtful debts	61,415		(7,230)		54,185
- Unrealized exchange differences (1)	1,010,532		(11,662)		998,870
- (Gain) on loss of control over Transnordestina	(92,180)				(92,180)
- Cash flow hedge accounting	490,041	(56,364)			433,677
- Aquisition Fair Value SWT/CBL	(172,114)	2,050	5,994		(164,070)
- Deferred taxes non computed	(252,940)		(11,326)	(8,900)	(273,166)
- Estimated (Losses)/ reversals to deferred taxes credits	(3,086,572)	56,364	(211,848)		(3,242,056)
- Business Combination	(1,030,812)		1,836		(1,028,976)
- Others	47,762	884	(40,191)		8,455
Total	(512,337)	2,934	(89,039)		(598,442)

Total Deferred Assets	89,394				69,465
Total Deferred Liabilities	(601,731)				(667,907)
Total Deferred	(512,337)				(598,442)

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(1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution on net income.

				Parent Company
	Opening balance	Movement		Closing balance
	12/31/2018	Shareholders' Equity	P&L	03/31/2019

Deferred tax assets
Income tax losses	834,141		192,634	1,026,775
Social contribution tax losses	322,283		69,348	391,631
Temporary differences	(1,173,858)		(307,238)	(1,481,096)
- Provision for tax. social security, labor, civil and environmental risks	210,382		(41,129)	169,253
- Provision for environmental liabilities	64,906		(1,776)	63,130
- Asset impairment losses	57,444		(4,469)	52,975
- Inventory impairment losses	15,326		(521)	14,805
(Gain)/loss in financial instruments	(3,319)		(1,367)	(4,686)
- (Gains)/losses on financial assets measured at fair value through profit or loss	363,095		(43,402)	319,693
- Actuarial liability (pension and healthcare plan)	279,132			279,132
- Accrued supplies and services	84,509		5,123	89,632
- Allowance for doubtful debts	45,565		(7,341)	38,224
- Unrealized ex change differences (1)	1,014,309		(11,447)	1,002,862
- (Gain) on loss of control over Transnordestina	(92,180)			(92,180)
- Cash flow hedge accounting	490,041	(56,364)		433,677
- Estimated (losses)/ reversals to deferred taxes credits	(3,086,572)	56,364	(211,848)	(3,242,056)
- Business Combination	(699,383)			(699,383)
- Deferred Income and social contribution on Business Combination of CGPAR	(22,609)			(22,609)
- Other	105,496		10,939	116,435
Total	(17,434)		(45,256)	(62,690)

Deferred tax liabilities	(17,434)			(62,690)
Total	(17,434)			(62,690)

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 (1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution.

In its corporate structure, the Company has foreign subsidiaries whose profits are subject to income tax in the countries where they were established at rates lower than those prevailing in Brazil. In the period from 2014 to 2019, these foreign subsidiaries generated profits amounting to R$ 1,150,443. If the tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, these, if due, would total approximately R$ 366,847.

The Company, based on its legal counsel’s opinion, assessed as possible the likelihood of loss in the event of challenge by the tax authorities and, therefore, no provision was recognized in the financial statements.

15.c) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

	Consolidated		Parent Company
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Income tax and social contribution
Actuarial gains on defined benefit pension plan	176,730	176,700	180,048	180,048
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(180,048)	(180,048)	(180,048)	(180,048)
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	433.677	490.041	433.677	490.041
Estimated losses for deferred income and social contribution tax credits - cash flow hedge	(433.677)	(490.041)	(433.677)	(490.041)
	(328.668)	(328.698)	(325.350)	(325.350)

16.    PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Are being discussed in the competent spheres, actions and complaints of various natures. The details of the provisioned amounts and the related judicial deposits are presented below:

			Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	03/31/2019	12/31/2018	03/31/2019	12/31/2018	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Tax	118,123	118,490	52,371	46,321	48,287	48,789	34,216	27,493
Social security	68,938	70,084	50,898	50,898	68,397	67,978	50,898	50,898
Labor	348,209	362,228	219,592	214,625	261,151	277,590	167,249	162,870
Civil	151,384	210,264	22,706	22,024	124,398	180,546	12,553	11,871
Environmental	34,857	31,390	2,084	1,900	31,271	28,030	2,084	1,900
Deposit of a guarantee			11,716	12,182				563
	721,511	792,456	359,367	347,950	533,504	602,933	267,000	255,595

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Classification
Current	106,140	106,503			63,839	64,856
Non-current	615,371	685,953	359,367	347,950	469,665	538,077	267,000	255,595
	721,511	792,456	359,367	347,950	533,504	602,933	267,000	255,595

The movement in the provision for tax, social security, labor, civil and environmental risks in the period ended March 31, 2019 is as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2018	Additions	Net update on amount	Net utilization of reversal	03/31/2019
Tax	118,490	16,815	1,006	(18,188)	118,123
Social security	70,084	2,419	363	(3,928)	68,938
Labor	362,228	7,613	20,304	(41,936)	348,209
Civil	210,264	8,566	4,612	(72,058)	151,384
Environmental	31,390	670	2,842	(45)	34,857
	792,456	36,083	29,127	(136,155)	721,511

				Parent Company
					Current + Non-current
Nature	12/31/2018	Additions	Net update on amount	Net utilization of reversal	03/31/2019
Tax	48,789	14,740	328	(15,570)	48,287
Social security	67,978	1,878	363	(1,822)	68,397
Labor	277,590	6,019	13,860	(36,318)	261,151
Civil	180,546	8,058	3,477	(67,683)	124,398
Environmental	28,030	670	2,615	(44)	31,271
	602,933	31,365	20,643	(121,437)	533,504

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, this tax provisions, subject to SELIC (Central Bank’s policy rate).

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▪  Possible administrative and judicial proceedings

The table below shows a summary of the main matters classified as possible risk compared with the balances as of March 31, 2019 and December 31, 2018.

	03/31/2019	12/31/2018
Income tax / Social contribution - Assessment Notice and imposition of fine (AIIM) - Capital gain for an alleged sale of the shares of its subsidiary NAMISA.	11,953,102	11,812,071

Notice of Infringement and Fine Taxation - Income taxes and Social contribution - Glossary of goodwill deductions generated by the reverse merger of Big Jump by NAMISA	3,756,021	3,722,888

Assessment Notice and Imposition of fine (AIIM) - Income tax/ Social contribution - gloss of interest on prepayment arising from supply contracts of iron ore and port services	2,184,465	2,165,088

Notices of violation and imposition of fine - Income taxes and social contribution due to profits from foreign subsidiaries (years 2008,2010 and 2011) (1)	1,905,190	1,891,149

Tax foreclosures - ICMS - Electricity credits	985,687	974,479

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	1,614,883	1,481,382

Disallowance of the ICMS credits - Transfer of iron ore	535,571	529,607

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	298,256	294,527

Disallowance of the tax losses arising on adjustments to the SAPLI	521,586	516,583

Assessment Notice- Income tax- Capital Gain of CFM vendors located outside	245,777	243,007

CFEM - Divergence on the understanding between CSN and DNPM on the calculation basis	315,673	311,582

Infraction Notice - ICMS - Question on sales to Incentivized Zone	986,214	976,438

Other tax (federal, state, and municipal) lawsuits	3,593,808	3,625,167

Social security lawsuits	289,676	287,823

Law suit applied by Brazilian antitrust authorities (CADE)	102,743	101,683

Other civil lawsuits	965,151	922,171

Labor and social security lawsuits	1,567,554	1,537,078

Tax foreclosures - Fine of Volta Grande IV	79,984	75,530

Others Enviromental lawsuits	167,787	144,235
	32,069,128	31,612,488

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recognized in conformity with Management’s judgment and accounting practices adopted in Brazil.

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17.    PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The information on provision for environmental liabilities and asset retirement obligations has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2018 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of March 31, 2019.

The balance of the provision for environmental liabilities and asset retirement obligation (ARO) is as follows:

		Consolidated		Parent Company
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Environmental liabilities	192,175	198,386	185,991	191,216
Asset retirement obligations	97,183	83,380	735	668
	289,358	281,766	186,726	191,884

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18.    RELATED-PARTY BALANCES AND TRANSACTIONS

The information on related-party transactions has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2018.

18.a) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•      By transaction

                                                                                                                                                      Consolidated

	Current		Non-current		Total
	03/31/2019	12/31/2018	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Assets
Trade receivables(note 6)	185,600	93,317			185,600	93,317
Dividends receivable (note 8)	48,315	46,171			48,315	46,171
Actuarial asset (note 8)			93,757	99,894	93,757	99,894
Financial investments/ investments	100,871	92,332			100,871	92,332
Loans (note 8)	2,710	2,675	744,364	706,605	747,074	709,280
Other receivables (note 8)	3,202	3,649	218,840	218,840	222,042	222,489
	340,698	238,144	1,056,961	1,025,339	1,397,659	1,263,483
Liabilities
Other payables (Note 14)
Accounts payable	21,182	29,286	79,182	96,629	100,364	125,915
Accrued supplies and services	1,591	6,213			1,591	6,213
Trade payables	118,329	135,801			118,329	135,801
Actuarial liabilities			7,982	7,982	7,982	7,982
	141,102	171,300	87,164	104,611	228,266	275,911

	03/31/2019	03/31/2018
P&L
Revenues
Sales	264,366	293,123
Interest (note 24)	20,161	14,225
Foreign exchange and monetary variations, net	504
Expenses
Purchases	(345,387)	(295,724)
Interest (note 24)	(3,735)
Foreign exchange and monetary variations, net
	(64,091)	11,624

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•      By company

											Consolidated
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income(expenses),net	Exchange rate variations, net	Total

Joint-venture and Joint-operation
Itá Energética S.A.				2,550		2,550
MRS Logística S.A.	46,169		46,169	50,195	79,182	129,377		(263,965)	(3,736)		(267,701)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	2,149		2,149	33,501		33,501	8	(49,871)			(49,863)
Transnordestina Logística S.A (1)	1,511	963,204	964,715	560		560	196	(2,021)	13,887		12,062
	49,829	963,204	1,013,033	86,806	79,182	165,988	204	(315,857)	10,151		(305,502)
Other related parties
CBS Previdência		93,757	93,757		7,982	7,982
Banco Fibra (2)	100,871		100,871						6,215	504	6,719
Usiminas				34,376		34,376		(9)			(9)
Panatlântica (3)	140,748		140,748	19,325		19,325	262,931	(26,213)			236,718
Ibis Participações e Serviços								(275)			(275)
Other related parties	2,185		2,185	595		595	1,231	(3,033)			(1,802)
	243,804	93,757	337,561	54,296	7,982	62,278	264,162	(29,530)	6,215	504	241,351
Associates
Arvedi Metalfer do Brasil S.A.	47,065		47,065						60		60
Total at 3/31/2019	340,698	1,056,961	1,397,659	141,102	87,164	228,266	264,366	(345,387)	16,426	504	(64,091)
Total em 12/31/2018	238,144	1,025,339	1,263,483	171,300	104,611	275,911
Total em 3/31/2018							293,123	(295,724)	14,225		11,624

1.     Transnordestina Logística S.A: Assets: Refers mainly to loan agreements in R$: Interest from 125.0% to 130.0% of the CDI. As of March 31, 2019, the loans amounted to R$744,364 (R$706,605 as of December 31, 2018).

2.     Banco Fibra S.A: Assets: Refers mainly to Eurobond from Fibra Bank with maturity in February 2028.

3.     Panatlantica: Receivables from the sale of steel products.

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•      By transaction

	Parent Company
	Current		Non-current		Total
	03/31/2019	12/31/2018	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Assets
Trade receivables (1) (note 6)	1,182,272	906,865			1,182,272	906,865
Dividends receivable (Note 8)	261,330	259,186			261,330	259,186
Actuarial asset (note 8)			80,598	85,415	80,598	85,415
Loans (note 8)	23,264	22,807	649,967	588,285	673,231	611,092
Short-term investments / Investments (2)	98,509	99,109	96,428	103,640	194,937	202,749
Other receivables (3) (note 8)	15,493	15,395	463,182	458,177	478,675	473,572
	1,580,868	1,303,362	1,290,175	1,235,517	2,871,043	2,538,879
Liabilities
Borrowings and financing
Prepayment (note 12)	1,301,410	1,363,140	4,848,105	4,250,264	6,149,515	5,613,404
Intercompany Bonds (nota 12)	9,883	2,395	362,393	360,356	372,276	362,751
Intercompany Loans (note 12)	1,602,422	1,704,888	963,598		2,566,020	1,704,888
	2,913,715	3,070,423	6,174,096	4,610,620	9,087,811	7,681,043
Other payables (Note 14)
Accounts payable	8,088	8,060		14,501	8,088	22,561
Provision for consumption and services	308,333	299,996			308,333	299,996
Trade payables	503,261	344,076			503,261	344,076
Actuarial liabilities			7,982	7,982	7,982	7,982
	819,682	652,132	7,982	22,483	827,664	674,615

	03/31/2019	03/31/2018
P&L
Revenues
Sales/Others	764,532	1,058,449
Interest (note 24)	18,344	14,744
Exclusive funds (note 24)	683	44
Expenses
Purchases	(643,306)	(487,690)
Interest (note 24)	(71,100)	(100,913)
Foreing exchange and monetary variations, net	(66,033)	(5,561)
	3,120	479,073

1.       Accounts receivable derive from sales operations of goods and services between the parent company, subsidiaries and joint ventures.

2.       Assets: Financial investments classified as current are investments in exclusive funds and in the Fibra Bank and in non-current assets, refers to interests in Usiminas, classified as investments measured at fair value through profit or loss.

3.       Non-current: Refers mainly to advances for future capital increases, dividends to be received and receivables from acquisition of debentures.

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•      By company

											Parent Company
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales/Others	Purchases	Finance income(expenses),net	Exchange rate variations, net	Total

Subsidiaries
Companhia Metalúrgica Prada (1)	261,156	121,336	382,492	7,142		7,142	174,249	(10,555)			163,694
Estanho de Rondônia S.A.	22,156	1,766	23,922					(9,906)	395		(9,511)
Sepetiba Tecon S.A.	12,252	102,570	114,822	29,837		29,837		(16,871)			(16,871)
Minérios Nacional S.A.	7		7				7				7
CSN Mineração S.A. (2)	299,141		299,141	280,670		280,670	21,612	(290,283)			(268,671)
CSN Energia S.A.	14,309		14,309	108,251		108,251		(44,971)			(44,971)
Ferrovia Transnordestina Logística S.A.	573	27,250	27,823				573		25	(72)	526
Companhia Siderúrgica Nacional, LLC (3)	461,029		461,029	311,887		311,887	180,139			5,863	186,002
CSN Resources S.A. (4)				1,305,788	4,131,016	5,436,804			(62,541)	(38,045)	(100,586)
CSN Steel Corp				5,166	894,377	899,543			(8,201)	16,844	8,643
Lusosider Aços Planos, S.A.	210,458		210,458	1		1	123,782			532	124,314
CSN Islands XI Corp. (5)				134,115		134,115				263	263
CSN Islands XII Corp. (6)				1,468,288	876,078	2,344,366				(50,482)	(50,482)
Companhia de Embalagens Metálicas MMSA				16		16
Companhia Florestal do Brasil	1,103	500	1,603
CSN Steel Holdings 1, S.L.U.				89	68,156	68,245			(89)	(332)	(421)
CSN Productos Sider. S.L.				268	204,469	204,737			(268)	(1,108)	(1,376)
	1,282,184	253,422	1,535,606	3,651,518	6,174,096	9,825,614	500,362	(372,586)	(70,679)	(66,537)	(9,440)
Joint-venture and Joint-operation
MRS Logística S.A.	23,091		23,091	4,039		4,039		(89,697)			(89,697)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	2,149		2,149	23,910		23,910	8	(34,330)			(34,322)
Transnordestina Logística S.A. (7)	248	859,727	859,975						11,959		11,959
	25,488	859,727	885,215	27,949		27,949	8	(124,027)	11,959		(112,060)
Other related parties
CBS Previdência		80,598	80,598		7,982	7,982
Banco Fibra	90,838		90,838						5,904	504	6,408
Usiminas			-	34,376		34,376		(119,955)			(119,955)
Panatlântica (8)	140,748		140,748	19,325		19,325	262,931	(26,213)			236,718
Partifib Projetos Imobiliários	355		355				1,192				1,192
Ibis Participações e Serviços								(275)			(275)
Vicunha Serviços Ltda.							39	(79)			(40)
Fundação CSN	1,829		1,829	229		229		(171)			(171)
	233,770	80,598	314,368	53,930	7,982	61,912	264,162	(146,693)	5,904	504	123,877
Associates
Arvedi Metalfer do Brasil S.A.	31,754		31,754						60		60

Exclusive funds
Diplic, Caixa Vertice, VR1, BB Steel (9)	7,672	96,428	104,100						683		683
Total at 3/31/2019	1,580,868	1,290,175	2,871,043	3,733,397	6,182,078	9,915,475	764,532	(643,306)	(52,073)	(66,033)	3,120
Total at 12/31/2018	1,303,362	1,235,517	2,538,879	3,722,555	4,633,103	8,355,658
Total at 03/31/2018							1,058,449	(487,690)	(86,125)	(5,561)	479,073

1.       Companhia Metalúrgica Prada: Refers mainly to receivables in the amount of R$261,156 (254,464 as of December 31, 2018), and debentures from the indirect subsidiary CBL in the amount of R$121,336 (R$ 121,336 as of December 31,2018),

2.       CSN Mineração: Liabilities: Account payables related to purchases of iron ore and port services in the amount of R$280,670 (R$ 119,952 as of December 31,2018).

3.       Companhia Siderurgica Nacional, LLC: Receivables of R$461,029 (R$357,257 as of December 31, 2018), related to sale of steel for resale. In the current liabilities, refers an expense with commission and logistics on sales of steel for resale in the amount of R$ 311,887 (R$ 298,866 as of December 31,2018).

4.       CSN Resources SA: Prepayment and Fixed Rate Notes.  As of March 31, 2019, the loans amounted to R$5,436,804 (R$4,961,357 as of December 31, 2018).

5.       CSN Islands XI Corp.: Intercompany contracts in US dollars. As of March 31, 2019, loans total R$134,115 (R$179,677 as of December 31, 2018).

6.     CSN Islands XII Corp.: Refers mainly to prepayment contracts and Intercompany contracts in dollar. As of March 31, 2019, loans total R$2,344,366 (R$1,525,211 as of December 31, 2018).

7.     Transnordestina Logística S.A. Noncurrent assets: refers mainly to an intercompany contract in the amount of R$640,887 (R$ 588,285 as of December 31,2018) and advance for future increase capital in the amount of R$218,840 (R$218,840 as of December 31,2018).

8.     Panatlântica S.A: Current assets: refers to accounts receivable for the supply of flat steel in the amount of R$ 140,748 (R$ 53,027 as of December 31,2018).

9.     Exclusive funds: Current assets: Refers mainly to investments in government securities and CDBs, in the amount of R$7,672 (R$ 6,989 as of December 31, 2018). Noncurrent assets: Refers to Usiminas S.A. shares in the amount of R$ 96,428 (R$ 103,640 as of December 31,2018). The funds VR1 and Diplic II are managed by Taquari Asset.

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18.b) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of March 31, 2019.

	03/31/2019	03/31/2018
	Statement of Income
Short-term benefits for employees and officers	3,818	9,393
Post-employment benefits	26	26
	3,844	9,419

19.    SHAREHOLDERS’ EQUITY

19.a) Paid-in capital

Fully subscribed and paid-in capital as of March 31, 2019 and December 31, 2018 is R$4,540,000 comprising 1,387,524,047 book-entry common shares without par value. Each common share entitles to one vote in resolutions of the General Meeting.

19.b) Authorized capital

The Company’s bylaws in effect as of March 31, 2019 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

19.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76, up to the ceiling of 20% of the share capital.

19.d) Ownership structure

As of March 31, 2019, the Company’s ownership structure was as follows:

			03/31/2019			12/31/2018
	Number of			Number of
		% of total	% of voting		% of total	% of voting
	common			common
		shares	capital		shares	capital
	shares			shares
Vicunha Aços S.A. (*)	679,522,254	48.97%	49.24%	679,522,254	48.97%	49.24%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.22%	58,193,503	4.19%	4.22%
NYSE (ADRs)	284,152,319	20.48%	20.59%	284,152,319	20.48%	20.59%
Other shareholders	358,246,471	25.82%	25.95%	358,246,471	25.82%	25.95%
Total outstanding shares	1,380,114,547	99.47%	100.00%	1,380,114,547	99.47%	100.00%
Treasury shares	7,409,500	0.53%		7,409,500	0.53%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

 (*) Controlling group companies.

19.e) Treasury shares

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The Board of Directors authorized various share buyback programs to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation		Sale of shares		Balance in treasury
1º	3/13/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9,22 e R$ 9,45	2,350,000					2,350,000
2º	4/15/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8,70 e R$ 9,48	9,529,500					11,879,500
3º	5/23/2014	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8,61 e R$ 9,72	31,544,500					43,424,000
4º	6/26/2014	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9,33 e R$ 11,54	26,781,661					70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000	(1)			10,205,661
5º	7/18/2014	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400					10,446,061
	8/18/2014			Not applicable	Not applicable		10,446,061	(1)
6º	8/18/2014	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9,47 e R$ 10,07	6,791,300					6,791,300
7º	9/29/2014	56,369,755	From 9/29/2014 to 2/29/2014	R$ 7.49	R$ 4,48 e R$ 9,16	21,758,600					28,549,900
8º	12/30/2014	34,611,155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4,90 e R$ 5,39	1,841,100					30,391,000
9º (*)	03/31/2015	32,770,055	From 4/01/2015 to 6/30/2015								30,391,000
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable				22,981,500	(2)	7,409,500

 (*) There was no share buyback in this program.

1.       In 2014, the Board of Directors approved the cancellation of 70,446,061 shares held in treasury without changing the value of the Company's capital stock.

2.       In April 2018, the Board of Directors authorized the sale of up to 30,391,000 common shares held in treasury. Until the end of the program, 22,981,500 shares were sold for R$ 213,494. The Company recognized the amount of R $ 32,690 related to the profit on the sale of the shares.

As of March 31, 2019, the position of the treasury shares was as follows:

Quantity purchased (Units)	Amount paid for the shares	Share price			Market price of the shares on 03/31/2019 (*)

		Minimum	Maximum	Average
7,409,500	R$ 58,264	R$ 4.48	R$ 10.07	R$ 7.86	R$ 120,034

 (*) The last share average quotation on B3 – S.A. - Brasil, Bolsa, Balcão as of March 31, 2019 was used in the amount of R$ 16.20 per share.

19.f) Policy on investments and payment of interest on capital and dividends

The Company adopts a profit distribution policy which, in compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail to the destination of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

19.g) Earnings/(loss) per share:

Basic earnings/(loss) per share were calculated based on the profit/loss attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

		Parent Company
	03/31/2019	03/31/2018

	Common Shares
Profit for the year	(7,572)	1,471,863
Weighted average number of shares	1,373,250,595	1,357,133,047
Basic and diluted EPS	(0,00551)	1,08454

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The Company does not hold potential dilutable ordinary shares outstanding that could result in dilution of earnings per share.

20.    PAYMENT TO SHAREHOLDERS

The Company's bylaws provide for the distribution of minimum dividends of 25% of adjusted net income under the law, to the holders of its shares.

Dividends are calculated in accordance with the Company's Bylaws and in accordance with the Brazilian Corporate Law.

The following table shows the history of dividends approved and paid:

Approval Year	Dividends
2019 (*)	898,332
Total approved	898,332

 (*) According to the Ordinary General Meeting (AGO) held on April 26, 2019, dividends will be paid in national currency until December 31, 2019, without monetary adjustment, in one or more installments, according to cash availability. The procedure for payment of declared dividends will be informed in Notice to Shareholders to be timely disclosed by the Company.

21.    NET SALES REVENUE

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	03/31/2019	03/31/2018	03/31/2019	03/31/2018

Gross revenue
Domestic market	3,563,173	3,302,143	3,418,248	3,172,428
Foreign market	3,293,102	2,609,288	390,842	623,481
	6,856,275	5,911,431	3,809,090	3,795,909
Deductions
Sales returns and discounts	(60,394)	(61,301)	(57,298)	(45,473)
Taxes on sales	(790,415)	(784,180)	(730,575)	(721,459)
	(850,809)	(845,481)	(787,873)	(766,932)
Net revenue	6,005,466	5,065,950	3,021,217	3,028,977

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22.    EXPENSES BY NATURE

		Consolidated	Parent Company
	03/31/2019	03/31/2018	03/31/2019	03/31/2018

Raw materials and inputs	(1,797,797)	(1,551,131)	(1,762,660)	(1,328,974)
Labor cost	(630,183)	(652,488)	(293,695)	(317,627)
Supplies	(472,504)	(405,762)	(349,240)	(289,716)
Maintenance cost (services and materials)	(322,986)	(290,572)	(167,491)	(159,510)
Outsourcing services	(540,677)	(887,224)	(204,884)	(322,033)
Freights	(468,754)	(338,955)	(70,770)	(84,976)
Depreciation, amortization and depletion	(306,166)	(305,175)	(157,112)	(142,547)
Others	(176,093)	(156,467)	(3,497)	(5,171)
	(4,715,160)	(4,248,819)	(3,009,349)	(2,565,578)

Classified as:
Cost of sales	(4,021,495)	(3,684,743)	(2,833,088)	(2,337,373)
Selling expenses	(573,484)	(456,503)	(120,144)	(154,662)
General and administrative expenses	(120,181)	(107,573)	(56,117)	(73,543)
	(4,715,160)	(4,248,819)	(3,009,349)	(2,565,578)

Additions to depreciation, amortization and depletion for the period were distributed as follows:

		Consolidated		Parent Company
	03/31/2019	03/31/2018	03/31/2019	03/31/2018

Production costs	298,665	298,344	152,637	137,761
Sales expenses	1,279	1,643	978	1,238
General and Administrative Expenses	6,222	5,188	3,497	3,548
	306,166	305,175	157,112	142,547
Other operating expenses (*)	21,904	10,697	895
	328,070	315,872	158,007	142,547

 (*) Refers mainly to the depreciation and amortization of paralyzed assets, see note 23.

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23.    OTHER OPERATING INCOME (EXPENSES)

	Consolidated		Parent Company
	03/31/2019	03/31/2018	03/31/2019	03/31/2018

Other operating income
Indemnities/gains on lawsuits	1,287	546	1,255	397
Rentals and leases	2,162	460	2,072	370
Dividends received	380		380
PIS and COFINS to compensate (1)	87,394		87,394
Contractual fines	864	1,780	686	960
Shares - VJR (Note 13 II)	127,653	1,936,389	127,653	1,936,389
Other revenues	9,212	6,412	254	798
	228,952	1,945,587	219,694	1,938,914

Other operating expenses
Taxes and fees	(5,134)	(5,284)	(1,024)	(1,988)
Write-off/(Provision) of judicial deposits	(3,989)	(3,993)	(3,978)	(3,431)
Expenses with environmental liabilities, net	(8,607)	(3,790)	(3,313)	(1,473)
Expenses from tax, social security, labor, civil and environmental law suits	46,416	(24,393)	48,431	(22,490)
Depreciation of unused equipment and amortization of intangible assets (note 22)	(21,904)	(10,697)	(895)	0
Write- off of PPE and intagible assests (notes 10 and 11)	(13,712)	(1,780)	(13,542)	(16)
Estimated (Loss)/reversal in inventories	(41,149)	(6,191)	(8,935)	1,762
Idle inventories (2)	(67,261)		(67,261)
Studies and project engineering expenses	(4,919)	(6,571)	(7,108)	(5,577)
Research and development expenses	(349)	(958)	(349)	(958)
Advisory expenses		(777)		(658)
Healthcare plan expenses	(29,086)	(26,088)	(28,976)	(26,096)
Hedge cash flow realized (Note 13 b)	(184,217)	(13,732)	(184,217)	(13,732)
Other expenses	(30,461)	(44,110)	(13,428)	(28,863)
	(364,372)	(148,659)	(284,595)	(103,815)
Other operating expenses, net	(135,420)	1,796,928	(64,901)	1,835,099

(1)     Refers to non-inclusion of ICMS in the PIS and COFINS calculation basis.

(2)     Due to the reforms in blast furnace 3, there was unused capacity in which the volume of production was below normal.

24.    FINANCIAL INCOME (EXPENSES)

	Consolidated		Parent Company
	03/31/2019	03/31/2018	03/31/2019	03/31/2018

Financial income
Related parties (note 18 a)	20,161	14,225	19,027	14,788
Income from short-term investments	20,110	27,168	13,406	15,178
Outros rendimentos (1)	71,043	1,503	68,937	360
	111,314	42,896	101,370	30,326
Financial expenses
Borrowings and financing - foreign currency	(252,348)	(215,502)	(77,132)	(57,575)
Borrowings and financing - local currency	(234,691)	(264,273)	(206,226)	(228,488)
Related parties			(71,100)	(100,913)
Capitalized interest (notes 10 and 27)	21,111	17,090	5,419	3,594
Interest, fines and late payment charges	(58,234)	(2,034)	(56,966)	(455)
Commission and bank fees	(44,183)	(41,875)	(42,034)	(37,928)
PIS/COFINS over financial income	(5,366)	(3,733)	(5,342)	(2,798)
Other financial expenses	(59,138)	(12,929)	(34,654)	3,371
	(632,849)	(523,256)	(488,035)	(421,192)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	(11,711)	1,570	(961)	11,179
Exchange rates, net	(101,499)	(115,644)	(71,138)	(13,175)
Exchange gain (losses) on derivatives	(354)	730		-
	(113,564)	(113,344)	(72,099)	(1,996)

Financial income (expenses), net	(635,099)	(593,704)	(458,764)	(392,862)

Statement of gains and (losses) on derivative transactions
Dollar - to - euro swap	(354)	730
	(354)	730

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(1)     Refers mainly to the monetary adjustment of the recognition of the non-inclusion of ICMS in the PIS and COFINS calculation basis in the amount of R$ 60,758.

25.    SEGMENT INFORMATION

The segment information has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2018. Therefore, management decided not to repeat it in this condensed interim financial information.

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

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(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Quartely Financial Statements – March 31, 2019 – CIA SIDERURGICA NACIONAL

Version: 1

								03/31/2019
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thousand) (*)	1,174,957	8,989,033					(1,299,148)
Net revenues
Domestic market	2,567,293	245,075	51,584	334,995	70,014	119,845	(628,717)	2,760,089
Foreign market	1,037,967	1,833,736					373,674	3,245,377
Total net revenue (note 21)	3,605,260	2,078,811	51,584	334,995	70,014	119,845	(255,043)	6,005,466
Cost of sales and services	(3,222,034)	(869,835)	(46,567)	(261,442)	(61,309)	(137,670)	577,362	(4,021,495)
Gross profit	383,226	1,208,976	5,017	73,553	8,705	(17,825)	322,319	1,983,971
General and administrative expenses	(196,865)	(41,743)	(9,438)	(27,424)	(6,981)	(20,835)	(390,379)	(693,665)
Depreciation (note 22)	157,340	91,700	7,499	92,189	4,341	31,748	(78,651)	306,166
Proportionate EBITDA of joint ventures							127,338	127,338
Adjusted EBITDA	343,701	1,258,933	3,078	138,318	6,065	(6,912)	(19,373)	1,723,810

Sales by geographic area
Asia	105	1,478,737					373,674	1,852,516
North America	135,788							135,788
Latin America	49,044							49,044
Europe	853,616	354,999						1,208,615
Others	(586)							(586)
Foreign market	1,037,967	1,833,736					373,674	3,245,377
Domestic market	2,567,293	245,075	51,584	334,995	70,014	119,845	(628,717)	2,760,089
Total	3,605,260	2,078,811	51,584	334,995	70,014	119,845	(255,043)	6,005,466

								03/31/2018
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thousand) (*)	1,277,386	7,474,162					(1,308,943)
Net revenues
Domestic market	2,290,629	218,650	65,643	330,941	90,619	130,733	(611,945)	2,515,270
Foreign market	1,383,668	932,944					234,068	2,550,680
Total net revenue (note 21)	3,674,297	1,151,594	65,643	330,941	90,619	130,733	(377,877)	5,065,950
Cost of sales and services	(2,900,337)	(795,292)	(45,943)	(244,173)	(66,286)	(125,282)	492,570	(3,684,743)
Gross profit	773,960	356,302	19,700	86,768	24,333	5,451	114,693	1,381,207
General and administrative expenses	(234,058)	(20,864)	(9,972)	(23,307)	(6,933)	(19,974)	(248,968)	(564,076)
Depreciation (note 22)	150,463	106,487	4,035	64,621	4,315	26,682	(51,428)	305,175
Proportionate EBITDA of joint ventures							119,284	119,284
Adjusted EBITDA	690,365	441,925	13,763	128,082	21,715	12,159	(66,419)	1,241,590

Sales by geographic area
Asia	157	852,152					234,068	1,086,377
North America	430,706							430,706
Latin America	105,557							105,557
Europe	829,013	80,792						909,805
Others	18,235							18,235
Foreign market	1,383,668	932,944					234,068	2,550,680
Domestic market	2,290,629	218,650	65,643	330,941	90,619	130,733	(611,945)	2,515,270
Total	3,674,297	1,151,594	65,643	330,941	90,619	130,733	(377,877)	5,065,950

 (*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures.

•      Adjusted EBITDA

Adjusted EBITDA is the main measurement through which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net financial income (expenses), income tax and social contribution, depreciation and amortization, equity in results, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

Even though it is an indicator used in segment measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other companies.

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As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

		Consolidated
	03/31/2019	03/31/2018

Profit for the year	86,763	1,486,495
Depreciation/Amortization/Depletion (Note 22)	306,166	305,175
Income tax and social contribution (note 15)	458,857	558,711
Financial income (expenses) (note 24)	635,099	593,704
EBITDA	1,486,885	2,944,085
Other operating income (expenses) (note 23)	135,420	(1,796,928)
Equity in results of affiliated companies (note 9.b)	(25,833)	(24,851)
Proportionate EBITDA of joint ventures	127,338	119,284
Adjusted EBITDA (*)	1,723,810	1,241,590

 (*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be considered in the calculation of recurring operating cash generation.

26.    INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health, Vehicles Fleet, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Named Peril, Export Credit, Surety Bond and Port Operator’s Civil Liability.

In 2019, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from March 31, 2019 to March 31, 2020. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and deductibles in the amount of R$385 million for material damages and 45 days for loss of profits and covers the following Company’s units and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and Sepetiba Tecon. Management understands that the policies covers its assets and the risks to which the Company is subject.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not examined by our independent auditors.

27.    ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

	Consolidated		Parent Company
	03/31/2019	03/31/2018	03/31/2019	03/31/2018
Income tax and social contribution paid	8,030	15,373
Addition to PP&E with interest capitalization (note 10 and 24)	21,111	17,090	5,419	3,594
Capitalization in subsidiaries without cash (note 14.a)	640,989		61,072
	670,130	32,463	66,491	3,594

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(1) For the calendar year 2019, the Company opted for taxation based on Quarterly Real Profit, based on art. 1 of Law 9,430 / 96, and the income and social contribution taxes payable in a single share, up to the last business day of the month subsequent the end of each quarter.

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28.    STATEMENT OF COMPREHENSIVE INCOME

		Consolidated		Parent Company
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Profit for the year	86,763	1,486,495	(7,572)	1,471,863
Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial (losses) / gains on defined benefit plan from investments in subsidiaries, net of taxes	30	30	30	30
Actuarial (losses)/Gains on defined benefit pension plan
Income tax and social contribution on actuarial (losses)/gains on defined benefit pension plan
	30	30	30	30

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	(21,804)	37,958	(21,804)	37,958
Fair value through other comprehensive income		(1,559,680)		(1,559,680)
(Loss)/gain on the percentage change in investments
(Loss)/gain on cash flow hedge accounting	(18,440)	(18,646)	(18,440)	(18,646)
Realization of cash flow hedge accounting reclassified to the income statement	184,217	13,732	184,217	13,732
(Loss)/gain on investments hedge of investments in subsidiaries			6,180	(4,860)
(Loss)/gain on net investment hedge in foreign subsidiaries	6,180	(4,860)
(Loss)/ gain on business combination
	150,153	(1,531,496)	150,153	(1,531,496)

	150,153	(1,531,496)	150,153	(1,531,496)
Total comprehensive income for the year	236,946	(44,971)	142,611	(59,603)

Attributable to:
Controlling shareholders	142,611	(59,603)	142,611	(59,603)
Non-controlling shareholders	94,335	14,632
	236,946	(44,971)	142,611	(59,603)

29.    EVENTS AFTER THE REPORTING PERIOD

• Issuance of debt securities

In April 2019, the Company issued debt securities in the foreign market ("Notes"), through its subsidiary CSN Resources SA, in the amount of US$ 1 billion, with maturity in 2023 and 2026 at an interest rate of 7.625% year. The proceeds were used in the tender offer ("Tender Offer") of Notes issued by CSN Resources S.A. and CSN Islands XI Corp., subsidiaries of the Company, which amounted to US$ 1 billion, divided into US$ 405 million maturing in 2019 and US$ 595 million due in 2020 The Notes are unconditionally and irrevocably guaranteed by the Company.

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COMMENTS ON THE PERFORMANCE OF BUSINESS PROJECTIONS

Projections

The Company clarifies that the information disclosed in this item represents a mere estimate, hypothetical data and cannot be interpreted as a promise of performance by the Company and/or its Management. The projections listed below include market variables that are not under the Company’s control and, therefore, may change.

a)    Purpose of Projection

CSN estimates an adjusted annualized EBTIDA close to R$7,5 billion for 2019.

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times at the end of the first half of 2019.

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.0 times at the end of 2019.

CSN estimates iron ore production volume at 31.5 million of tons (Mton) in 2019, 30.7Mton in 2020, 31.2Mton in 2021, 36.6Mton in 2022 and 38Mton in 2023.

b)    Period and validity term of the projection.

For the year 2019, is projected an EBITDA close to R$7.5 billion. In turn, the validity term of the presented projection ends with the results being disclosed for the fiscal year ended December 31, 2019, that will be available to the market within the period established by the local authority.

In June 2019, CSN estimates a leverage measured by the ratio of net debt to adjusted EBTIDA close to 3.5 times, that will be available to the market at the end of the first half of 2019.

In December 2019, CSN estimates a leverage measured by the ratio of net debt to adjusted EBTIDA close to 3.0 times, that will be available to the market at the end of 2019 period.

CSN estimates annual volume of iron ore production from 2019 to 2023 and the annual volumes will be available to the market in the DFPs to be published in each of the years.

c)    Assumptions of the projection, indicating which can be influenced by the issuer’s management and which are beyond its control.

All assumptions mentioned below are subject to the influence of external variables, which are beyond the control of the Company’s management. Therefore, in case of relevant changes in these assumptions, the Company may revise its estimates mentioned below, modifying them in comparison with those originally presented.

Adjusted EBITDA

The assumptions used to project the adjusted EBITDA of R$7.5 billion for 2019, consider the best average prices for flat steel, as well as the higher sales volume, highlighting the allocation of goods to the domestic market focusing on better operational margins. In relation to the mining, our estimate is that the price levels (Platts – 62% Fe) of iron ore in 2019 above 2018 when the index closed at an average of US$ 69.46 / t

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Leverage

The assumptions used for the leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 3 months and 3.0 times over a 9 months is based on an increase of the adjusted EBITDA, resulting in a higher generation of free cash flow and lower net debt, leading to a substantial reduction of the indicator.

Volume of Iron Ore Production

The volume of ore production considers our mining plan between 2019 and 2023, with an increase in pellet feed production, in line with the investment projects announced through Material Fact and Corporate Presentation with the market.

d) Values of the indicators that are subject of the forecast.

Net Revenue	2016	2017	2018	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	18,000	22,230	n.a.	n.a.	n.a.	n.a.	n.a.
Reached	17,149	18,525	22,969	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	-	3%	3%	-	-	-	-	-
Adjusted EBITDA	2016	2017	2018	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	5,000	5,574	7,000	n.a.	n.a.	n.a.	n.a.
Reached	4,075	4,645	5,849	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	-	-7%	5%	-	-	-	-	-
Leverage	2016	2017	2018	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	5,00x	n.a.	3,50x	n.a.	n.a.	n.a.	n.a.
Reached	6,32x	5,66x	4,55x	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	n.a.	13%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Volume of Iron Ore Production	2016	2017	2018	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	n.a.	28,500	31,500	30,700	31,200	36,600	38,000
Reached	32,174	29,921	27,875	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	n.a.	n.a.	-2%	n.a.	n.a.	n.a.	n.a.	n.a.
*E = estimated
**n.a. = not evaluated

If the issuer has disclosed, in the last 3 fiscal years, projections over the progress of its indicators:

a)      Inform which were being replaced by new projections and which were being repeated.

There were no new estimates, all of which were already communicated to the market through a Material Fact, as well as subsequently updated in the Reference Form.

Estimates maintained:

CSN estimates an adjusted annualized EBTIDA close to R$7,5 billion for 2019.

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.0 times at the end of 2019.

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times at the end of the first half of 2019.

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CSN estimates iron ore production volume at 31.5 million of tons (Mton) in 2019, 30.7Mton in 2020, 31.2Mton in 2021, 36.6Mton in 2022 and 38Mton in 2023.

b)  In relation to the projections for periods that have already occured, compare the projection data with the performance indicators, clearly indicating the reasons that led to deviations in the projections.

In 2018, Net Revenue was 3% higher than the previous estimate of R$22,2 billion, due to the better steel and iron ore prices.

In 2018, the Adjusted EBITDA was 5% higher than the previous estimate of R$5,6 billion, due to the fact that mining presented an adjusted EBITDA higher than expected, given the higher average price and quality of our iron ore.

  The volume of production of iron ore was within the expectation, with small variation of  -2% and according to our expected mining plan.

Net Revenue	2016	2017	2018
Estimated	n.a.	18,000	22,230
Reached	17,149	18,525	22,969
Variation %	-	3%	3%
Adjusted EBITDA	2016	2017	2018
Estimated	n.a.	5,000	5,574
Reached	4,075	4,645	5,849
Variation %	-	-7%	5%
Volume of Iron Ore Production	2016	2017	2018
Estimated	n.a.	n.a.	28,500
Reached	32,174	29,921	27,875
Variation %	n.a.	n.a.	-2%
*E = estimated
**n.a. = not evaluated

c)  In relation to the projections for periods still in progress, inform if the projections remain valid on the date of delivery the form and, when applicable, explain why they were abandoned or replaced.

Ongoing and valid estimates:

CSN estimates an adjusted annualized EBTIDA close to R$7,5 billion for 2019.

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.0 times at the end of 2019.

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times at the end of the first half of 2019.

CSN estimates iron ore production volume at 31.5 million of tons (Mton) in 2019, 30.7Mton in 2020, 31.2Mton in 2021, 36.6Mton in 2022 and 38Mton in 2023.

Follow-up and changes to projections disclosed

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The result of the first quarter of 2019 does not bring any material variation to the results projections previously submitted for the year 2019, which can therefore be maintained.

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(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent Auditor’s Report on Review of the Interim Financial Information

To the

Shareholders, Directors and Management of

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR) for the quarter ended March 31, 2019, which comprises the balance sheet as at March 31, 2019 and the related statement of profit and loss and statement of comprehensive income (loss) for the three-month periods then ended, and the statement of changes in equity and statement of cash flows for the nine-month period then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

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Emphasis of matter

Ability of the jointly-controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to Note 9.c) to the interim financial information, which describes the percentage of completion of the new railway network by the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017, is currently being revised and discussed by the relevant regulatory bodies. The completion of the work under the project (and consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA´s shareholders and third parties. These events and conditions, together with other issues described in note 9.c) to the financial statements, indicate the existence of significant uncertainty that may raise significant doubt as to TLSA´s ability to continue as a going concern. Our conclusion is not qualified regarding this matter.

Other matters

Interim statements of value added

We have also reviewed the individual and consolidated statements of value added (DVA) for the tree-months period ended March 31, 2019, prepared under the responsibility of the Company’s management, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of interim financial information and considered supplemental information by IFRS, which does not require the presentation of a DVA. This interim financial information was subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that it was not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

São Paulo, May 08, 2019

Nelson Fernandes Barreto Filho

Grant Thornton Auditores Independentes

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Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderurgica Nacional, we declare pursuant to Article 25, paragraph 1º, item VI of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended March 31,2019.

São Paulo, May 08 th, 2019.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

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Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderurgica Nacional, we declare pursuant to Article 25, paragraph 1º, item V of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended March 31,2019.

São Paulo, May 08 th, 2019.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 30, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.